Province of Nova Scotia
(Canada)

This description of the Province of Nova Scotia is dated as of December 19, 2003 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2003.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on Form 18-K for the fiscal year ended March 31, 2003. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance, Legal Assistant, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, B3J 2N3, Canada.

The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 19, 2003, the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.3373. See “Foreign Exchange” for information regarding the rates of conversion of US dollars and other foreign currencies into Canadian dollars. The fiscal year of Nova Scotia ends March 31. “Fiscal 2003” and “2002-2003” refer to the fiscal year ending March 31, 2003, and unless otherwise indicated, “2002” means the calendar year ended December 31, 2002. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This Exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trend; and:

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

In this document, some tables may not add due to rounding.

Summary

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy

	Province of Nova Scotia

	1998	1999	2000	2001	2002

		(In millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$21,401	$23,059	$24,770	$26,070	$27,102
Personal Income	20,305	21,409	22,384	23,173	23,803
Capital Expenditures	4,308	5,126	4,535	4,992	5,631
Annual Increase in Consumer Price Index	0.6%	1.7%	3.5%	1.8%	3.0%
Population by July 1 (in thousands)	932	934	934	932	934
Unemployment Rate	10.5%	9.6%	9.1%	9.7%	9.7%

Revenues and Expenses - Consolidated Entity

	Fiscal Year Ended March 31

	Restated	Restated	Restated	Restated
	1999(1)	2000(2)	2001(3)	2002(4)	2003

			(In millions)
Revenues	$4,968.1	$5,123.1	$5,515.0	$5,642.9	$5,673.0
Net Current Expenses	5,390.0	5,679.3	5,794.4	5,869.6	5,980.7

Deficit from Operations	(421.9)	(556.2)	(279.4)	(226.7)	(307.7)
Net Income form Government Business Enterprises	160.7	234.5	246.1	308.9	338.4

Provincial Deficit before Unusual Item	(261.2)	(321.7)	(33.3)	82.2	30.7
Unusual Item (5)	0.0	(475.3)	179.8	31.0	0.9

Provincial Surplus/(Deficit) (6)	($261.2)	($797.0)	$146.5	$113.2	$31.6

Public Sector Funded Debt

	As of March 31

	1999	2000	2001	2002	2003

		(In millions unless otherwise indicated)
Total Provincial Funded Debt	$11,557.0	$12,671.4	$13,436.5	$14,912.4	$14,308.8
Total Guaranteed and Contingent Debt	853.7	851.2	377.9	375.5	426.3
Total Underlying Debt	22.4	17.9	17.3	16.9	16.6

Total Public Sector Funded Debt	12,433.1	13,540.5	13,831.7	15,304.8	14,751.7
Less: Sinking Funds, Public Debt Retirement Funds	2,741.1	2,939.9	3,077.9	3,037.6	3,445.9

Net Public Sector Funded Debt	$9,692.0	$10,600.6	$10,753.8	$12,267.2	$11,305.8

Per Capita ($)	10,355	11,265	11,416	13,009	11,967
As a Percentage of:
Personal Income	47.7%	49.6%	47.9%	52.8%	47.6%
Gross Domestic Product at Current Market Prices	45.3%	46.1%	44.4%	48.7%	45.7%

(1)	Restated to reflect changes in accounting for pension benefits and tangible capital assets. See “Government Finance - Changes in Accounting Policies.”

(2)	Restated to reflect changes in accounting for sinking fund investment premiums and discounts. See “Government Finance - Changes in Accounting Policies.”

(3)	Restated to reflect changes in accounting policy for capital treatment of Industrial Parks and Malls. See “Government Finance- Changes in Accounting Policies.”

(4)	Restated to reflect changes in accounting policies. See “Government Finance — Changes in Accounting Policies.”

(5)	2000- Provision for expected loss on sale of Sydney Steel Corporation (“Sysco”), including its unfunded pension liabilities and estimated environmental remediation; 2001- Gain from sale of certain assets (net of related costs) of Nova Scotia Resources Limited (“NSRL”); 2002- Gain from sale of certain assets of NSRL ($30.8 million), Nova Scotia Innovation Corporation’s gain on sale of assets ($0.2 million); and 2003 - $1.3 million gain on sale of NSRL assets less $0.4 million loss from Nova Scotia Innovation Corporation non-controlling interest of a subsidiary.

(6)	The Provincial deficit for the Consolidated Entity is forecast to be $21.8 million for fiscal year 2003-2004.

MAP OF NOVA SCOTIA

INTRODUCTION

Overview

The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.

According to estimates issued by Statistics Canada, the population of Nova Scotia was 936,025 as of July 1, 2003, and represented 3.0% of Canada’s population of 31.4 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the Province, had a population of 363,211 as of July 1, 2002. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the Province, and is also the location of an important naval base.

Political System of the Province

The Legislature of Nova Scotia consists of the Lieutenant Governor and the Legislative Assembly. The Legislative Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Legislative Assembly.

The last Provincial general election was held on August 5, 2003. The Progressive Conservative Party was elected to a minority government and holds 25 seats in the Legislature. The official opposition in the Legislative Assembly is the New Democratic Party with 15 seats. The Liberal Party holds 12 seats.

The executive power in the Province is vested in the Governor in Council, comprising of the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the Legislative Assembly, on the nomination of the Premier.

The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 301 member House of Commons. Ten Senators represent Nova Scotia in the Senate.

There are five levels of courts in the Province. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the Province except those matters or cases expressly excluded by statute. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the Province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Family Court is a court of summary procedure with jurisdiction in family matters including maintenance, child protection, child custody and family violence. The Family Court is also designated as a Youth Court for hearing matters involving young people aged 12-15 inclusive. The Probate Court has jurisdiction and power to carry out the judicial administration of the estates of deceased persons and to hear and determine all questions, matters and things in relation thereto and necessary for such administration.

Constitutional Framework

Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.

The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.

Under the Constitution, each provincial government has exclusive jurisdiction to regulate:

•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.

The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:

•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7th, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.

In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in a referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interests of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.

Current Issues Concerning Native Persons

The Mi’kmaq are the descendants of the aboriginal people who resided in Nova Scotia prior to European contact. The Federal Court of Appeal, during the approval process for the Maritimes & Northeast Pipeline, ruled that the National Energy Board (“NEB”) was required to ensure proper participation of Mi’kmaq organizations in its decision-making process respecting its construction and operation. Maritimes & Northeast Pipeline and the Mi’kmaq have settled this matter. However, there are pending legal actions against the Province by the Mi’kmaq respecting claims to aboriginal title to the lands on which the Maritimes & Northeast Pipeline Project is constructed and with respect to an alleged government duty to consult in relation to those lands. These actions have not proceeded beyond the preliminary pleadings stage.

A conviction was entered against native persons who were cutting forest products on Crown land without a permit. Aboriginal title and treaty rights were unsuccessfully argued as defenses for the cutting activities. The Nova Scotia Supreme Court dismissed an appeal of the conviction on March 1, 2002. A further appeal to the Nova Scotia Court of Appeal was heard in March 2003. The Nova Scotia Court of Appeal decided to send the matter back to trial. The Province has applied to the Supreme Court of Canada for leave to appeal the Nova Scotia Court of Appeal’s decision. The Supreme Court of Canada has not yet delivered its decision.

On June 7, 2003, the Province of Nova Scotia, the Parliament of Canada, and the Mi’Kmaq entered into an Umbrella Agreement whereby the parties thereto agreed to work together in good faith to resolve mutual issues respecting treaty rights, aboriginal rights and Mi’Kmaq assertions of aboriginal title. The next step will be to enter into a Framework Agreement, which will further identify the issues to be negotiated, as well as the goals, procedures, and a timetable for negotiations. In addition, the Supreme Court of Canada has confirmed the constitutionally protected treaty right of the Mi’kmaq to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy - Goods Producing Industries - Fisheries” for further details.

ECONOMY

Principal Economic Indicators

The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2002, Nova Scotia’s gross domestic product (“GDP”) at market prices was $27.1 billion, or 2.3% of Canada’s GDP. Compared with the levels for 2001, real GDP in constant chained dollars for Nova Scotia and Canada increased by 4.4% and 3.3%, respectively, in 2002. Total international and interprovincial exports of goods and services from Nova Scotia in 2002 increased 0.7% over 2001. Manufacturers’ shipments for Nova Scotia increased by 1.3% in 2002 over 2001, compared to an increase of 1.9% for Canada. On October 30, 2003, the Conference Board of Canada forecast that Nova Scotia and Canada’s GDP growth at basic prices in 1997 dollars would be 2.3% and 2.0%, respectively, for 2003.

The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 1998 through 2002.

Selected Economic Information

						Compound
						Annual
						Rate of
	1998	1999	2000	2001	2002	Growth (1)

		(In millions unless otherwise indicated)
Gross Domestic Product (Nova Scotia):
Market Prices (2)	$21,401	$23,059	$24,770	$26,070	$27,102	6.1%
Chained 1997 Dollars (3)	21,127	22,285	23,174	23,783	24,825	4.1%
Gross Domestic Product (Canada):
Market Prices (2)	914,973	982,441	1,075,566	1,107,459	1,154,949	6.0%
Chained 1997 Dollars (3)	918,910	969,750	1,020,786	1,040,388	1,074,516	4.0%
Personal Income	20,305	21,409	22,384	23,173	23,803	4.1%
Per Capita Personal Income (4)	21,693	22,992	23,966	24,864	25,485	4.1%
Capital Expenditures	4,308	5,126	4,535	4,992	5,631	6.9%
Retail Trade	7,712	8,163	8,485	8,703	9,172	4.4%
Value of Manufacturers’ Shipments	6,540	7,818	8,489	8,538	8,646	7.2%
Annual Increase in Consumer Price Index:
Nova Scotia	0.6%	1.7%	3.5%	1.8%	3.0%
Canada	0.9%	1.7%	2.7%	2.6%	2.2%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)	Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.

(3)	In May 2001, Statistics Canada adopted the Fisher index formula, chained quarterly, in the quarterly Income and Expenditure Accounts as the official measure of real expenditure-based GDP. This formula produces a more accurate measure of quarter- to-quarter growth in GDP and its components. The change also brings the Canadian measure in line with the US quarterly Income and Product Accounts that also use the chain Fisher formula to measure real GDP.

(4)	In dollars.

Sources: Statistics Canada, Catalogue No.13-213, 61-206, 31-001, 63-005 and CANSIM Tables 080-0002, 029-0005 and 326-0002.

Recent Developments

The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.

Recent Developments

		Growth

	Period	Nova Scotia	Canada

	Jan.- Sept. 2003/
Retail Trade (1)	Jan.- Sept. 2002	0.8%	3.7%
	Jan.- Sept. 2003/
Housing Starts (all areas) (2)	Jan.- Sept. 2002	3.8%	6.1%
Unemployment Rate (3)	November 2003	10.1%	7.5%
	Jan.- Nov. 2003/
Consumer Price Index	Jan.- Nov. 2002	3.6%	2.8%

(1)	Seasonally adjusted.

(2)	These figures represent residential housing starts in both urban and rural areas.

(3)	These figures reflect the rate of unemployment (seasonally adjusted), not the growth rate of unemployment over the previous year period.

Economic Structure

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is proportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

The following table shows the relative contribution of each sector to GDP in basic prices (1997 constant dollars) for Nova Scotia and Canada for the calendar years indicated.

Nova Scotia Gross Domestic Product by Industry in Basic Prices, 1997 Constant Dollars

							% of GDP
							in Basic Prices,
						Compound	2002
						Annual Rate
						of Growth	Nova
	1998	1999	2000	2001	2002(1)	1998-2002	Scotia	Canada

				(In millions)
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	$513.1	$611.6	$632.5	$632.3	$625.4	5.1%	2.8%	2.0%
Mining and Oil, and Gas Extraction	366.3	297.0	543.8	653.6	627.9	14.4%	2.8	3.5
Utilities	486.2	494.0	495.2	505.1	535.6	2.4%	2.4	2.7

	1,365.6	1,402.6	1,671.5	1,791.0	1,788.9	7.0%	7.9	8.2

Secondary Sector:
Manufacturing	1,967.4	2,160.1	2,233.7	2,306.4	2,576.8	7.0%	11.4	17.9
Construction	1,118.1	1,343.9	1,169.2	1,341.6	1,293.8	3.7%	5.7	5.3

	3,085.5	3,504.0	3,402.9	3,648.0	3,870.6	5.8%	17.2	23.2

Service Sector:
Transportation and Warehousing	824.8	886.7	953.3	960.9	974.3	4.3%	4.3	4.6
Wholesale and Retail Trade	2,097.9	2,302.5	2,406.9	2,466.5	2,604.4	5.6%	11.6	11.6
Information and Culture Industries	739.5	798.0	843.3	910.9	989.5	7.6%	4.4	4.2
Finance and Insurance, Real Estate and Leasing, and Management of Companies	4,134.3	4,256.7	4,435.3	4,548.2	4,772.3	3.7%	21.2	20.0
Education Services	1,186.5	1,236.2	1,243.9	1,238.0	1,234.9	1.0%	5.5	4.6
Health Care and Social Assistance	1,531.2	1,618.5	1,624.6	1,641.9	1,693.3	2.5%	7.5	5.8
Arts, Entertainment, and Recreation	134.9	136.0	162.4	173.9	185.4	8.3%	0.8	0.9
Accomodation and Food Services	542.6	542.4	568.4	584.7	595.7	2.4%	2.6	2.3
Other (2)	1,280.4	1,325.9	1,417.7	1,468.7	1,548.4	4.9%	6.9	8.9
Public Administration	2,176.8	2,261.6	2,237.7	2,249.7	2,277.7	1.1%	10.1	5.7

	14,648.9	15,364.5	15,893.5	16,243.4	16,875.9	3.6%	74.9	68.6

Gross Domestic Product at Basic Prices	$19,100.0	$20,271.1	$20,967.9	$21,682.4	$22,535.4	4.2%	100.0%	100.0%

(1)	Estimates.

(2)	Includes the following industry categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation Services; and, Other Services.

Source: Statistics Canada, Catalogue Number 15-203-XPB.

Population and Labor Force

The population of Nova Scotia, according to estimates by Statistics Canada, was 936,025 at July 1, 2003 or 3.0% of the Canadian population of 31.6 million. During the period July 1998 to July 2002, the compounded annual population growth rate was 0.07% for Nova Scotia, as compared to 0.98% for Canada. During the period from the 1998 to 2002 calendar years, Nova Scotia’s labor force grew at a compounded annual rate of 1.5%; compared to 2.0% for Canada.

In 2002, the Province’s labor force averaged 474,200 persons, representing 62.8% of the population 15 years of age and over, and an increase of 0.4 percentage points in the participation rate over 2001. On a seasonally adjusted basis, Nova Scotia’s unemployment rate increased to 10.1% in November 2003 versus its level of 9.5% in November 2002, compared with a rate of 7.5% for Canada during both periods. The increase in the unemployment rate for Nova Scotia in November 2003 reflects the increase of 3,900 in employment, an increase in the number of persons unemployed by 3,600, and an increase of 4,700 in the labor force, compared to the same period in 2002.

The following table sets forth Nova Scotia’s population and labor force for the 1998 to 2002 calendar years.

Population and Labor Force

						Compound
						Annual Rate
	1998	1999	2000	2001	2002	of Growth

		(In thousands unless otherwise indicated)
Total Population (July 1)	932	934	934	932	934	0.1%
Population 15 Years of Age and Over	735	741	748	752	756	0.7%
Labor Force	446	452	462	469	474	1.5%
Employment	399	409	420	423	428	1.8%
Participation Rate (%):
Nova Scotia	60.7	61.0	61.7	62.4	62.8
Canada	65.1	65.6	65.9	66.0	66.9
Unemployment Rate (%):
Nova Scotia	10.5	9.6	9.1	9.7	9.7
Canada	8.3	7.6	6.8	7.2	7.7

Source: Statistics Canada, Catologue Number 71F0004-XCB, 90-002-XPB and 91-213-XIB.

The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 1992 and 2002.

Employment by Industry

	1992	2002
	% of Total	% of Total

Agriculture	2.1%	1.6%
Forestry, Fishing, Mining, Oil, and Gas	4.6	3.1
Utilities	0.9	0.6
Construction	5.6	5.9
Manufacturing	10.5	10.7
Wholesale and Retail Trade	17.9	18.0
Transportation and Warehousing	5.2	4.7
Finance, Insurance, Real Estate, and Leasing	5.9	5.0
Professional, Scientific, and Technical Services	3.2	4.3
Management, Administrative, and Other Support	2.2	5.0
Educational Services	7.9	7.7
Health Care and Social Assistance	11.8	12.0
Information, Culture, and Recreation	3.4	4.1
Accomodation and Food Services	5.2	7.1
Other Services	5.1	4.8
Public Administration	8.5	5.4

Total - All Industries	100.0%	100.0%

Source: Statistics Canada, Labor Force Historical Review 2002 CD-ROM No. 71F0004-XCB.

Income and Prices

In 2002, personal income in Nova Scotia increased by 2.7% to $23,803 million. In 2002, average weekly wages increased by 2.9% to $590.68.

The following table shows the percentage increases in the average weekly wages and salaries and Consumer Price Index (“CPI”) for Nova Scotia and Canada for the calendar years 1998 through 2002.

CPI, Average Weekly Wages and Salaries, Industrial Aggregate (Percent Increase Over Previous Years)

	Nova Scotia		Canada

	Average Weekly		Average Weekly
Year	Wages and Salaries	CPI	Wages and Salaries	CPI

1998	2.0%	0.6%	1.5%	0.9%
1999	0.0%	1.7%	1.2%	1.7%
2000	2.5%	3.5%	2.4%	2.7%
2001	2.0%	1.8%	1.8%	2.6%
2002	2.9%	3.0%	2.1%	2.2%

Source: Statistics Canada, Catalogue Number 72F0023-XCB and CANSIM Tables 281-0027 and 326-0002.

Capital Expenditures

Capital expenditures consist of investment in new construction, and machinery and equipment in Nova Scotia by the private sector and all levels of government.

The following table sets forth total capital expenditures for the 1998 to 2002 calendar years and investment intentions for 2003.

Capital Expenditures

	1998	1999	2000	2001	2002 (1)	2003 (2)

			(In millions)
Housing	$799.5	$981.6	$1,131.8	$1,192.3	$1,391.4	$1,389.2
Public Administration, Education, Health, and Social Services	443.8	458.1	456.7	681.8	968.2	877.6
Wholesale and Retail Trade	205.9	236.4	280.4	265.7	261.7	297.5
Finance, Insurance, Real Estate, And Leasing	403.9	479.6	529.3	522.7	483.5	522.5
Manufacturing	336.0	385.8	392.5	463.9	449.6	391.4
Transportation and Warehousing	310.6	505.7	236.0	209.8	205.0	193.3
Information and Cultural Industries	165.6	295.6	308.5	322.9	325.9	290.8
Agriculture, Forestry, and Fishing	116.7	94.9	99.9	111.6	112.9	115.9
Mining and Mining Related	1,094.6	1,297.5	696.6	857.5	1,126.9	1,057.7
Other (3)	431.7	390.9	403.7	364.0	305.4	381.6

Total	$4,308.3	$5,126.1	$4,535.4	$4,992.2	$5,630.5	$5,517.5

Private Sector	$3,785.6	$4,626.3	$4,058.7	$4,315.0	$4,676.8	$4,585.0
Public Sector	522.7	499.8	476.7	677.3	953.7	932.5

Total	$4,308.3	$5,126.1	$4,535.4	$4,992.3	$5,630.5	$5,517.5

Construction	$2,707.1	$3,393.6	$2,737.1	$3,116.0	$3,304.3	$3,606.5
Machinery and Equipment	1,601.2	1,732.6	1,798.3	1,876.2	2,326.2	1,911.1

Total	$4,308.3	$5,126.2	$4,535.4	$4,992.2	$5,630.5	$5,517.6

(1)	Preliminary Actual.

(2)	Revised Investment Intentions as measured in July 2003.

(3)	“Other” includes Utilities; Construction; Professional, Scientific, and Technical Services; Management of Companies and Enterprises, Administrative and Support, Waste Management and Remediation Services; Arts, Entertainment and Recreation, Accomodation and Food Services; and Other Services.

Source: Statistics Canada, Catalogue Number 61-206, July 2003 and CANSIM Tables 026-0005 and 032-0002.

The intentions survey for 2003 shows a slight decline over 2002, reflecting a slower pace in capital expenditures for the following sectors: housing construction, public administration, manufacturing, transportation and warehousing, information and cultural industries, and mining and mining related industries.

Preliminary results for 2002 revealed a 12.8% increase in total capital expenditures over 2001, primarily as a result of increases in offshore petroleum expenditures and housing construction. Capital expenditures in 2001 increased by 10.1% compared to the 2000 level mainly due to higher spending in the public sector, offshore exploration, and manufacturing.

Capital expenditures in 2000 declined by 11.5% compared to 1999 as a result of the completion by December 1999 of construction of the Sable Offshore Energy Project (“SOEP”) Tier I, and the natural gas transmission pipeline. Completion of these projects was partially offset in 2000 by capital expenditures in other private sector projects, including the natural gas lateral to Halifax, conversion of the Tufts Cove power generating station, offshore exploration, and increased activity in housing construction.

Capital expenditures in 1999 increased by 19.0% over the 1998 levels. SOEP Tier I continued to be the largest source of capital expenditure growth in 1999. See “Economy - Offshore Exploration and Development”. In addition, capital expenditure in housing grew by 22.8% in 1999 over 1998 due to favorable mortgage rates, increased expenditures on renovations, and a positive economic environment.

Goods Producing Industries

Manufacturing The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 11.4% of GDP in 2002. The gross selling value of manufacturers’ shipments increased from $6,540 million in 1998 to an estimated total of $8,646 million in 2002, representing a compound annual rate of growth of 7.2%. This compares with a compound annual rate of growth of 4.1% for Canada over the same period.

Approximately 42.2% of manufacturing output for Nova Scotia in 2002 was attributable to three industry groups: food; paper and allied industries; and wood industries. Three plants operated by Michelin North American (Canada) Inc. and a petroleum refinery (for which the specific output values are not published but are included by Statistics Canada in “Other” shown in the table below) contributed to significant output within the manufacturing sector.

In 2002 the food industry accounted for 25.8% of total manufacturing shipments. In 2002, 62.2% of the output in the food industry group was attributable to seafood product processing. Paper and allied industries represented 10.2% of total shipments. Pulp and paper operations in Nova Scotia accounted for the major part of the output of this industry group.

The continuation of a slow moving economy in the Unites States during 2002 supported only an increase of 1.3% in manufacturing shipments in 2002. Much of this slower pace is from a fall of 17.9% in the paper and allied industries, which suffered from a downturn in demand for its products in a slower economic environment. The United States is the primary market for Nova Scotia’s merchandise exports, accounting for over 80% of Nova Scotia’s exports in 2002. Merchandise exports to the United States were down by 8.9% in 2002.

2001 manufacturing shipments were weak due to a slowdown in United States economy. Shipments increased slightly over 2000 levels by 0.6%.

In 2000, the value of manufacturing shipments increased 8.6% over 1999, reflecting the increase in demand for Nova Scotia-produced goods from markets in the United States. Exports of merchandise to the United States increased by 35.3% in 2000 over 1999. Passenger car and light truck tire manufacturing and oil refinery shipments both grew in 2000, due in part, respectively, to the Firestone tire recall and increased oil prices. Growth was partially offset by the decline in railcar production, and weakness in the lumber industry.

In 1999, the value of manufacturing shipments increased 19.5% over 1998. Growth occurred in 16 of Nova Scotia’s 22 manufacturing sectors. Paper and allied products, and wood industries both grew in 1999, reflecting higher prices and capacity increases. Railcar production and shipbuilding were also areas of particular strength in 1999.

The following table sets forth the gross selling value of manufacturers’ shipments for Nova Scotia by industry group for the calendar years 1998 through 2002.

Gross Selling Value of Manufacturer’s Shipments

	1998	1999	2000	2001	2002

	(In millions)
Food	$1,729	$2,253	$2,245	$2,186	$2,234
Paper and Allied Industries	756	865	1,065	1,073	881
Wood Products	368	485	472	481	530
Beverages and Tobacco	165	190	194	210	213
Fabricated Metal Products	207	209	213	225	264
Non-Metallic Minerals	115	172	166	160	162
Plastic and Rubber Products	774	786	1,030	1,067	1,141
Transportation Equipment	931	869	704	665	862
Other (1)	1,495	1,989	2,400	2,471	2,359

	$6,540	$7,818	$8,489	$8,538	$8,646

(1)	Includes clothing, chemicals, primary metals, machinery, computer and electronic products, electrical equipment, furniture, refined petroleum and coal products, printing, and other figures for industry data considered confidential.

Source: Statistics Canada, Catalogue Number 31-001-XPB and CANSIM Table 304-0015.

Construction The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to GDP in basic prices was $1,293.8 million in 2002 and accounted for 5.7% of total GDP in basic prices. Construction activity accounted for 58.7% of total capital expenditures in 2002. Capital expenditures on construction in Nova Scotia increased 6.0% in 2002 versus a 5.0% increase in Canada in 2002.

Canada Mortgage and Housing Corporation has reported that housing starts in all areas of Nova Scotia increased by 21.5% in 2002 from 2001, compared to an increase of 26.0% at the national level over the same period. Falling interest rates led to housing statistics at record high levels. Capital expenditures on housing construction in Nova Scotia increased 16.7% in 2002 over 2001, versus an 18.6% increase in Canada in 2002.

Capital expenditures on non-residential construction in Nova Scotia decreased 0.6% in 2002 versus a 3.9% decrease in Canada in 2002.

In 2002, the value of building permits increased by 25.3% from 2001 for Nova Scotia, including a 33.4% increase in the value of residential building permits and a 9.1% increase in the value of non-residential building permits. In Canada, the value of building permits increased by 15.7% in 2002 over 2001. For the January to September period in 2003, the value of building permits in Nova Scotia stood at $802.8 million, an increase of 22.8% from the same period of the previous year.

Fisheries A large and diverse commercial fishery and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. Fisheries resources are managed by the Federal government through detailed stock assessment plans and quotas.

In 2002, the value of seafood products exported from Nova Scotia was $1,235.7 million, an increase of 7.7% over the 2001 level. The United States accounts for 61.7% of total seafood exports. The growth in exports is attributable to the shellfish sector.

Nova Scotia’s fish landings had a preliminary value of $731.3 million in 2002 and shellfish, such as lobster, snow crab and scallops, accounted for 83.0% of the value of landings. Groundfish, such as cod, haddock, and hake, accounted for 11.5%, and pelagic, such as herring and tuna, accounted for 5.4% of the total value of landings. Lobster is the predominant species and represented 45.7% of the total landed value. Aquaculture contributed an additional $28.5 million to fish landings in 2002. Groundfish landings fell dramatically in the 1990’s, but have remained relatively stable for the last five years. Some groundfish stocks have shown a marginal improvement.

The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 1998 through 2002.

Fishing and Fish Processing Industry

	1998	1999 (1)	2000 (1)	2001 (2)	2002 (2)

Quantity of Fish Landings (millions of pounds) (3)	656.6	673.3	741.2	807.7	757.6
Value of Fish Landings (millions of dollars) (3)	542.5	634.4	704.6	784.6	731.3
Market Value of Fish Products Produced (millions of dollars) (4) (5)	1,030.8	1,205.4	1,338.7	1,490.7	1,389.5
Capital Investment (millions of dollars) (6)	43.4	49.3	51.8	61.1	62.9
Value of Exports of Fish and Marine Products (millions of dollars)	896.1	999.6	1,092.9	1,147.7	1,235.7

(1)	Revised.

(2)	Preliminary.

(3)	Does not include Aquaculture.

(4)	Estimated by Province of Nova Scotia.

(5)	Includes an estimate of market value for imported frozen fish processed net of raw material costs.

(6)	Includes fishing, hunting, and trapping.

Sources:	Department of Fisheries and Oceans, and Nova Scotia Department of Agriculture and Fisheries. Statistics Canda, Catalogue Number 61-205 and CANSIM Table 29-0005.

Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 was termed ‘necessaries,’” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction – Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact-specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. The initial agreements expired on March 31, 2001. New agreements have been entered into with the majority of these groups, with terms of one to three years. Licenses issued pursuant to these agreements are available as a result of Federal purchases of non-native licenses.

Mining and Mineral Exploration The gross value of the output of Nova Scotia’s mining industry was $1,310.4 million for 2002, representing a compound annual increase of 30.4% from 1998. This growth was primarily due to the production of natural gas and condensates, which commenced in December 1999, that more than offset the decline in production of oil and coal.

The following table shows the gross value of mineral production by product for Nova Scotia for the calendar years 1998 through 2002.

Value of Mineral Production (1)

								Compound
								Annual Rate
	1998	1999	2000 (2)	2001 (2)		2002 (3)		of Growth

	(In millions)
Natural Gas and Natural Gas By-Products	$—	$—	799.8	$—	(4)	$—	(4)	n/a
Coal	129.6	99.1	63.1	$—	(4)	$—	(4)	n/a
Crude Oil and Equivalent	118.1	54.5	98.0	$—	(4)	$—	(4)	n/a

Total Fuels	247.7	153.6	960.9	1,168.7		1,063.0		43.9%
Gypsum and Anhydrite	72.9	83.6	81.3	75.5		86.9		4.5%
Other Non-Metals	132.4	143.6	150.8	165.8		160.5		4.9%

	$453.0	$380.8	$2,153.9	$1,410.6		$1,310.4		30.4%

(1)	In some categories, “Mineral Production ” refers to sales value of shipments.

(2)	Revised.

(3)	Preliminary.

(4)	Not available - confidential data.

Source: Statistics Canada, Catalogue Number 26-202 X1B.

In December 1999, SOEP began production of natural gas. Production from the first three fields of Tier I is currently estimated at 550,000 million BTU per day and 20,000 barrels of natural gas liquids per day. SOEP was able to obtain these planned production levels, but has been unable to sustain them. With the addition of production at the Alma field, average daily production at the Sable Project is presently approximately 500 million BTU per day, and 20,000 barrels of natural gas per day. Front-end engineering, design and procurement management work has already begun on SOEP’s second phase, known as Tier II. See “Economy – Offshore Exploration and Development.”

Crude oil production from the Cohasset-Panuke project terminated in 1999. Crude oil production from 2000 onwards consists mostly of condensates from the output of the offshore natural gas fields.

Nova Scotia’s gypsum and anhydrite production in 2002 amounted to 7.4 million tonnes, an increase of 15.1% from 2001 production. Nova Scotia’s gypsum production in 2002 accounted for 77.1% of the total dollar value of Canadian production. Nova Scotia is also a producer of salt, limestone, and pharmaceutical barite.

Six surface coal mines are currently operating in Nova Scotia. Production information is currently unavailable due to confidentiality requirements of Statistics Canada.

Agriculture The value of farm cash receipts was estimated at $405.2 million in 2002, compared with $376.6 million in 1998, representing a compound annual rate of growth of 1.8%. The major components of agricultural production in Nova Scotia are dairy products, livestock, poultry, and eggs. In 2002, farm cash receipts in Nova Scotia declined 3.7% from 2001, as compared to a decrease of 0.8% for Canada. Nova Scotia agricultural production was negatively affected by low rainfalls and high temperatures in 1998, 1999, and 2002.

Forestry Nova Scotia’s Department of Natural Resources estimated that the volume of growing stock on forested areas was 14.1 billion cubic feet as of December 2002, of which approximately 28% is situated on provincially owned lands.

The total provincial harvest for 2002 was 6,066,392 cubic meters of round logs, a decline of 1.9% compared to the 2001 harvest. Lumber production during 2002 stood at 2,120.8 cubic meters, an increase of 32.6% over 2001. Nova

Scotia lumber exports are exempt from the U.S. 18% countervailing duty on softwood lumber imports, however, they are subject to the U.S. 8.4% anti-dumping duty imposed in May 2002. Discussions have been ongoing between the U.S. government and the Canadian federal government regarding a possible tariff-free quota system, subject to endorsement by provincial governments and industry.

In 2002, the value of shipments by the wood products and the paper and allied industries was $530.0 million and $881.0 million, an increase of 10.2% and a decline of 17.9%, respectively, from the shipments in 2001. The decline in paper and allied sales reflect the slower moving U.S. economy.

Exports

Nova Scotia’s international merchandise exports amounted to $5,238.7 million in 2002 compared with $3,439.9 million in 1998, representing a compound annual rate of growth of 11.1% over that period. In 2002, Nova Scotia’s international merchandise exports declined by 8.2% over 2001 levels, due to lower natural gas prices and slow economic growth in the United States. In 2002, 19.3% of Nova Scotia’s GDP at market prices was from international merchandise exports.

The following table sets forth Nova Scotia’s top ten international exports for the calendar years 1998 through 2002.

International Exports

						Compound
						Annual Rate of
	1998	1999	2000	2001	2002	Growth

	(In millions)
Fish and Marine Products	$658.9	$741.2	$815.1	$848.4	$948.4	9.5%
Natural Gas	$—	$—	768.7	1,188.0	742.8	-0.9%
Tires	578.9	638.9	722.5	622.0	701.3	4.9%
Paper for Printing	312.3	295.9	285.0	319.9	518.4	13.5%
Lumber	160.7	248.6	240.0	207.9	209.8	6.9%
Wood Pulp	172.8	165.4	246.0	213.2	188.6	2.2%
Structures and Parts of Structures - Iron	17.6	28.0	39.7	39.7	120.2	61.7%
Refined Petroleum Products	53.4	$—	$—	19.1	102.4	17.7%
Fruts, Nuts, Chocolate and Food	79.6	86.2	79.3	82.5	90.0	3.1%
Preparations Containing Cocoa
Gypsum Anhydrite	70.9	87.3	96.9	83.1	67.2	-1.3%
Other	1,334.8	1,693.1	1,838.6	2,082.9	1,549.6	3.8%

Total	$3,439.9	$3,984.6	$5,131.8	$5,706.7	$5,238.7	11.1%

Source: Statistics Canada and Industry Canada.

Service Sector

Overview The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography, and the National Research Council. The Halifax region is home to several universities and is a major education center of Atlantic Canada.

The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 1998 through 2002.

Service Industries as a Percentage of Total Service Producing Industries

	1998	1999	2000	2001	2002

Transportation and Warehousing (1)	5.6%	5.8%	6.0%	5.9%	5.8%
Wholesale and Retail Trade	14.3	15.0	15.1	15.2	15.4
Information and Culture Industries	5.0	5.2	5.3	5.6	5.9
Finance, Insurance, Real Estate, Renting and Leasing, and Management of Companies	28.2	27.7	27.9	28.0	28.3
Educational Services	8.1	8.0	7.8	7.6	7.3
Health Care and Social Assistance	10.5	10.5	10.2	10.1	10.0
Arts, Entertainment, and Recreation	0.9	0.9	1.0	1.1	1.1
Accommodation and Food Services	3.7	3.5	3.6	3.6	3.5
Other (2)	8.7	8.6	8.9	9.0	9.2
Public Administration	14.9	14.7	14.1	13.8	13.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transformation - See “Offshore Exploration and Development.”

(2)	Includes the following industrial categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation; and Other Services.

Source: Statistics Canada, Catalogue Number 15-203, 213-PPB.

Trade The value of retail sales in Nova Scotia was $9,172 million in 2002. The compound annual rate of growth in retail sales was 4.4% in Nova Scotia and 5.6% in Canada during the 1998 to 2002 period.

Transportation and Warehousing Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tones, and the Strait of Canso can accommodate the world’s largest super-tankers.

Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals each capable of berthing two container ships simultaneously, Halifax is Canada’s third largest container port. The total volume of cargo handled by the Port of Halifax in 2002 was 12.84 million metric tonnes. In 2002, containerized cargo tonnage amounted to 4.27 million metric tonnes. Bulk cargo, chiefly consisting of petroleum products and gypsum, totaled 8.21 million metric tonnes. Ro/Ro (roll-on/roll-off) and breakbulk accounted for the rest of the cargo tonnage shipped through the Port of Halifax. This Port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. This Port also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port. The Port of Halifax welcomed 87 cruise vessels and 157,036 passengers in 2002.

Tourism Approximately 2.18 million out-of-province tourists visited Nova Scotia during 2002, an increase of 1.7% over 2001. Tourism receipts totaled $1.3 billion in 2002 compared to 2001. From January to the end of October 2003, 1.9 million visitors came to Nova Scotia, a decrease of 3.0 % from the same period in the first ten months of 2002. The slower U.S. economy, the strengthening Canadian dollar, and geo-political concerns have contributed to the decline in tourism visitation.

Energy

There is one petroleum refinery operating in Nova Scotia. Crude oil for the refinery is obtained from foreign sources. Raw natural gas production in Nova Scotia was 5,443.1 gigalitres in 2002, a 5.3% increase in production over 2001. This excludes production of natural gas liquids. The majority of electricity generated in Nova Scotia is from coal-fired facilities. Total electricity production in Nova Scotia was 12,126.9 gigawatt hours, a 2.4% increase in production over 2001.

Offshore Exploration and Development

Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the SOEP, and also the Deep Panuke Project. Currently there are 7,614,760 hectares of land in the offshore region that are the subject of petroleum rights.

SOEP is a $3 billion natural gas project located on the Scotia Shelf that commenced production in December 1999. SOEP present production is approximately 500,000 million BTUs per day of gas and 20,000 barrels a day of natural gas liquids. The first phase, Tier I, of SOEP includes three fields at Thebaud, Venture, and North Triumph. The second phase, Tier II, of the project includes bringing on new fields to maintain production levels. The project’s fourth field at Alma entered into production in late 2003. South Venture is expected to be developed and go into production in 2004, followed by the development of Glenelg.

ExxonMobil, Shell, and Emera are the major interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. This agreement is expected to result in gross royalty revenues for the Province of $1.6 to $2.3 billion dollars over the 20 to 25 year life of the project. There has been substantial variation in gas prices over the past year, and therefore, the Province provides royalty estimates as a range due to the unpredictability of natural gas prices. Within the framework of the Federal Fiscal Arrangements Act, Equalization payments are reduced by 70% of offshore oil and gas revenues (i.e., royalties and taxes). See “Government Finance - Revenue” for further details on the Equalization program.

The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia. This pipeline was developed at a capital cost of $1 billion and became operational in November 1999. The Halifax lateral, with a capacity of 124,000 million BTU’s per day, commenced service in November 2000. The Point Tupper lateral commenced service in June 2001.

In June 2003, Heritage Gas, a partnership of SaskEnergy, Atlantic Gas Services, and Nova Scotia-based Scotia Investments obtained a 25-year gas distribution franchise for parts of Nova Scotia. Based on filings with the Scotia Utility and Review Board (“Utility Board”), Heritage Gas is expected to spend approximately $120 million over six years.

In February 2003, the Utility Board granted conditional approval to Strait Gas (a consortium of the towns of Mulgrave and Port Hawkesbury) to deliver natural gas to the towns of Mulgrave and Port Hawkesbury. The Utility Board gave Strait Gas an extension on its September 2003 deadline to disclose more details of its agreement with ARB Inc. of California, which will build and operate the system for the towns.

In 1999, PanCanadian Limited (now EnCana Corporation) announced that it made a significant gas find under the Panuke oil field. EnCana began front-end engineering and design work in 2001. The Deep Panuke Project was submitted for regulatory approval in March 2002. At the time, EnCana estimated that this $1.1 billion capital project would produce nearly 1.0 trillion cubic feet of gas over 11 years, with peak production beginning at 400 mmcf/d in 2006. In February 2003, EnCana called a “time out” to re-evaluate the economics of the proposed Deep Panuke Project. The Canada Nova Scotia Offshore Petroleum Board (CNSOPB), and the National Energy Board (NEB), the applicable regulatory authorities, have agreed to discontinue their public review of EnCana’s $1.1 billion Deep Panuke natural gas project.

According to a December 3, 2003 EnCana press release, two exploration wells for the Deep Panuke Project, Margaree and Marcoh, have yielded encouraging results. EnCana has withdrawn its original application to the CNSOPB and NEB to work on developing a new plan for Deep Panuke development. EnCana has stated that the project will move forward based on competitive, risk-adjusted returns as compared with other projects in the company’s portfolio of investment opportunities.

The Nova Scotia offshore has been experiencing a significant increase in exploration activity. This activity is a direct result of a rise in exploration rights issued between 1997 and 2001. Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000) 25% of the deficiency is paid to the Provincial government. In addition, regardless of the exploration commitment in dollar terms, the land is forfeited to the Crown if an exploration well is not drilled within this initial period. The total exploration spending commitment in the 57 active exploration license areas offshore Nova Scotia is $1.56 billion. The activity is split between the shallow waters near the SOEP and the much deeper waters off the edge of the Scotian Shelf.

The CNSOPB released a study of the deep-water potential in 2002. The report estimated a range between 15 and 41 trillion cubic feet of natural gas. This is in addition to earlier estimates of the potential along the Scotian Shelf and in the Maritimes basin, which is estimated at 18 trillion cubic feet of natural gas. Therefore, the total estimate of natural gas potential reserves in the Nova Scotia offshore area is 33 trillion cubic feet. The total estimate of oil and natural gas liquids potential reserves in the Nova Scotia offshore area is three billion barrels.

In March 2002, a federally appointed Tribunal ruled on a boundary line delimiting offshore Nova Scotia and offshore Newfoundland and Labrador. This line settles a dispute between Nova Scotia and Newfoundland and Labrador as to the split between these two provinces on how much of the Laurentian Subbasin lies in the territory of each province.

GOVERNMENT FINANCE

Overview

Under the Canadian Constitution, the Province is granted certain exclusive powers, including the power to impose direct taxation within the Province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the Province, such as school boards and local service commissions, under varying degrees of Provincial control.

Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive substantial financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Municipal borrowings for capital purposes are subject to the approval of the Minister of Service Nova Scotia and Municipal Relations (“SNSMR”) of the Province and must be made through the Nova Scotia Municipal Finance Corporation. See “Certain Crown Corporations and Agencies – Nova Scotia Municipal Finance Corporation” below.

The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the Provincial Consolidated Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the Consolidated Fund is provided for by the Province’s traditional sources of financing, including borrowings in public and private financial markets and internal sources.

Anticipated net revenue, net program expenditure, capital expenses, and net debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the Legislative Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditures may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Provincial Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the Legislative Assembly for approval.

The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. Since the fiscal year ended March 31, 1999, the Auditor General has audited the financial statements of the Province.

Specific Accounting Policies

This section provides a brief overview of specific accounting policies currently in use by the Province.

Beginning with the fiscal year ended March 31, 1999, the Province made significant changes to its basis of accounting. In 1999, the two most significant changes were in the areas of consolidated reporting and accounting for foreign exchange gains and losses. Accounting changes made in fiscal year 2002-2003, as well as accounting changes made in prior years, are reflected within “Changes in Accounting Policies” below.

Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA), supplemented where appropriate by other CICA accounting standards or pronouncements.

The Government Reporting Entity

The government reporting entity is comprised of the Consolidated Fund, other Governmental Units, Government Business Enterprises, Government Partnership Arrangements, and Government Business Partnership Arrangements. These represent the entities that are controlled by the government at the financial statement preparation date without the need to amend legislation or agreements.

Principles of Consolidation

This section describes the definitions of each governmental unit included in the consolidated statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Governmental Units are consolidated on a line-by-line basis after adjusting for differences in accounting policies. Significant inter-organization accounts and transactions are eliminated.

A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Statement of Operations.

A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.

A Government Business Partnership is a government partnership that sells goods and services to individuals and organizations outside the partnership as its principal activity, and has been delegated the financial and operational authority to carry on business. Where significant, government’s interest in a business partnership is accounted for on the proportionate modified equity basis.

A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2002-2003.

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes, Harmonized Sales Taxes, Federal Equalization Payments and the Canada Health and Social Transfers (“CHST”) are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the federal government.

Net Expenses

Net Expenses are recorded on an accrual basis and include the cost of supply inventories purchased during the year by the Consolidated Fund. Net Expenses include recoveries and fees that are directly related to the expenses, and are not normally considered to be revenues; recoveries and fees may include insignificant amounts from Governmental Units. Grants are recognized in the period during which both payment is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably estimated. These provisions are updated as estimates are revised, at least on an annual basis.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the financial statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.

Measurement uncertainty exists in the Province’s financial statements in the accruals for such items such as pension, retirement and other obligations, environmental remediation obligations, and federal source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arises because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to Sales and Income Taxes, Federal Equalization Payments, and CHST arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.

Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s 18-K for the fiscal year ended March 31, 2003.

Changes in Accounting Policies

Certain accounting policy changes and corrections were made during fiscal year 2003 that have increased the Provincial surplus by $152.7 million in fiscal year 2003 and $167.5 million when applied to 2002.

The most significant changes were:

Pension Plan Assets

A policy change was made to record pension fund assets at market related value rather than at fair market value at the end of each fiscal year. The market related values are determined in a rational and systematic manner so as to recognize asset market value gains and losses over a five-year period.

Valuation Allowance

To become compliant with generally accepted accounting principles, the Province implemented a valuation allowance for the accounting treatment of funded plans in a surplus position. This applies to the Public Service Superannuation Plan. Previously, the Province recognized 50% of the surplus and 50% of the related expense. With the accounting policy change, the carrying value of the surplus is reduced by the amount of the valuation allowance, and the change in valuation allowance is recognized in the current years’ expense.

Other Benefit Plans

A policy change was made to record the retirement health benefits provided to pensioners to comply with recent CICA and PSAB changes. Benefits and interest on the obligation are recognized as earned. Experience gains and losses are amortized over the estimated average remaining service life. Previously, the Province recorded its share of premiums as expenses and included the obligation as a commitment.

In June 2003, an accounting policy change was made to complete the Province’s adoption of Generally Accepted Accounting Principles (GAAP). As a result of this change, retirement health benefits, previously reported as a note to the financial statements, are now included within the statements themselves. For fiscal year 2001-2002, this obligation was $484.5 million. All subsequent financial statements of the Province will include this change within the calculation for net direct debt. However, this does not represent any new borrowing requirements for the Province.

For further details on changes in accounting principles in 2003, see Note 2 in the Public Accounts, filed as Exhibit (2) to the 18-K.

In 2002, an accounting policy change was made respecting the accounting treatment of Industrial Parks and Malls. In the past, they had been accounted for as Investments, and are now accounted for as Tangible Capital Assets and amortized over their useful life. The impact of this change was an increase in the deficit for the fiscal year ended March 31, 2002 of $0.7 million and a decrease in the surplus for the fiscal year ended March 31, 2001 of $0.8 million.

In 2001, the following accounting policy changes were made:

Sinking Fund Investment Premiums and Discounts The Province changed its accounting policy to defer and amortize market premiums and discounts over the term of the investments rather than recognizing them when sold or redeemed. The effect of this change was to increase the surplus for the fiscal year ended March 31, 2001 by $16.0 million and to increase the deficit for the fiscal year ended March 31, 2000 by $23.7 million.

The Consolidated Entity was expanded to include both Government Partnership Arrangements and Government Business Partnership Arrangements. Where significant, government interest in partnerships is proportionately consolidated. Where significant, government’s interest in business partnerships is accounted for on the proportionate modified equity basis. There was no effect from this change.

In 2000, the following accounting policy changes were made for tangible capital assets and pensions:

Tangible Capital Assets Previously, tangible capital assets were fully expensed in the year of purchase. The capital costs of existing and future assets are now amortized over the assets’ useful lives. The effect of this change was to decrease the deficit for the fiscal years ended March 31, 2000 and March 31, 1999 by $135.7 million and $92.9 million, respectively.

Pensions and Other Employee Benefits Previously, pension plan contributions were expensed in the year paid. Pension liabilities are now calculated using an accrued benefits actuarial method. Pension expense includes the value of pension benefits earned in the year and the current year’s amortization of plan-experience gains and losses. The effect of this change was to decrease the deficit for the fiscal year ended March 31, 2000 by $52.4 million and to increase the deficit for fiscal year ended March 31, 1999 by $1.7 million.

All accounting changes have been implemented retroactively, resulting in the restatement of one prior year. As a result, other than for fiscal years 2002 and 2003 (which are presented on the same basis), certain prior years’ figures may not be directly comparable. The following table details the implementation schedule for accounting policy changes made by the Province since 2000 (i.e., policy changes implemented in 2000 resulted in the restatement of the 1999 financial data).

Accounting Policy Changes Implementation Schedule

Fiscal Year Ending March 31

		1999	2000	2001	2002	2003

Policy Changes 2000
(1)	Tangible Capital Assets	X	X	X	X	X
(2)	Pension/Other Employee Future Benefits	X	X	X	X	X
Policy Changes 2001
(3)	Amortization of Sinking Fund Premiums/Discounts	—	X	X	X	X
Policy Changes 2002
(4)	Tangible Capital Assets Refinements	—	—	X	X	X
Policy Changes 2003
(5)	Pension Accounting Refinements	—	—	—	X	X
(6)	Asset Smoothing	—	—	—	X	X
(7)	Retirement Health Benefits	—	—	—	X	X
(8)	Consolidation of Special Purpose Funds	—	—	—	X	X
(9)	Non-Financial Assets (Inventories of Supplies And Prepaid Expenses)	—	—	—	X	X

The financial information with respect to the Province set forth herein has been derived from several sources, including the Financial Statements of the Province. Unless otherwise indicated, amounts shown for the fiscal years ended March 31, 1999, 2000, 2001, and 2002 have been restated as described above. Unless otherwise indicated, amounts referred to as “forecasted for the year ended March 31, 2004” have been taken from the December 19, 2003 Fiscal and Economic Forecast Update, and amounts in the column “Estimate 2004” have been derived from the Provincial Budget 2003-2004, released on April 3, 2003 (the “Budget”).

The Forecast, however, is not prepared on the same basis as the historical financial information. Revenues and expenses reflect those of the Consolidated Fund. Results of the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation are included in revenue of the Consolidated Fund for the Forecast, but are included in net income (loss) from Government Business Enterprises for historical results. The Provincial surplus/(deficit) includes results of the Consolidated Fund, adjustments for consolidation, and additional net income (loss) of those Government Business Enterprises not included as part of revenue of the Consolidated Fund.

Summary of Budget Transactions and Borrowing Requirements

Summary of Operations and Net Funding Requirements of the Consolidated Entity

	Restated	Restated	Restated	Restated
	1999 (1)	2000 (2)	2001 (3)	2002 (4)	2003

	(In millions)
Revenues (5)	$4,968.1	$5,123.1	$5,515.0	$5,642.9	$5,673.0
Net Program Expenses	4,348.4	4,568.3	4,622.2	4,671.4	4,901.1
Debt Servicing Costs	1,041.6	1,111.0	1,172.2	1,198.3	1,079.6

Total Net Expenses	5,390.0	5,679.3	5,794.4	5,869.6	5,980.7

Surplus/Deficit	(421.9)	(556.2)	(279.4)	(226.7)	(307.7)
Net Income/(Loss) from Government Business Enterprises	160.7	234.5	246.1	308.9	338.4

Provincial Surplus/(Deficit) before Unusual Item	(261.2)	(321.7)	(33.3)	82.2	30.7
Unusual Item (6)	0.0	(475.3)	179.8	31.0	0.9

Provincial Surplus/(Deficit) (7)	($261.2)	($797.0)	$146.5	$113.2	$31.6

Net Funding Requirements
Deficit/(Surplus)	$261.2	$797.0	($146.5)	($113.2)	($31.6)
Non-Cash Items (8)	629.9	34.1	(65.8)	1,022.0	373.5

Operating Requirements	891.1	831.1	(212.3)	908.8	341.8
Net Increase/(Decrease) in Investment Activities (Loans and Investments)	70.8	169.0	683.8	22.7	(13.1)
Sinking Fund Installments and Serial Retirements	170.5	219.8	266.5	286.7	235.1
Refinancing Transactions	1,008.1	59.1	535.7	597.4	1,383.2

Net Funding Requirement	$2,140.5	$1,279.0	$1,273.7	$1,815.6	$1,946.9

Financing of Net Funding Retirement
Change in Cash and Short-term Investments	532.6	(175.4)	24.9	(842.1)	1,012.2
Debt Issued	1,607.9	1,454.4	1,248.8	2,657.7	934.7

Total	$2,140.5	$1,279.0	$1,273.7	$1,815.6	$1,946.9

(1)	Restated to reflect changes in accounting for pension benefits and tangible capital assets. See “Government Finance - Changes in Accounting Policies.”

(2)	Restated to reflect changes in accounting for sinking fund investment premiums and discounts. See “Government Finance - Changes in Accounting Policies.”

(3)	Restated to reflect changes in accounting for Industrial Parks and Malls (refinements to tangible capital assets). See “Government Finance - Changes in Accounting Policies.”

(4)	Restated to reflect changes in accounting policies during fiscal year 2002-03. See “Government Finance - Changes in Accounting Policies.”

(5)	Includes earnings on the sinking funds and Public Debt Retirement Funds and revenues of government agencies, and excludes profits from Government Business Enterprises.

(6)	2000 - Provision for expected loss on sale of Sydney Steel Corporation, including all its unfunded pension liabilities and estimated environmental remediation; 2001 - Gain from sale of net assets of Nova Scotia Resources Limited; 2002 - Gain from sale of net assets of Nova Scotia Resources Limited ($30.8 million), Nova Scotia Innovation Corporation’s gain on sale of assets ($0.2 million); and 2003 - $1.3 million net gain on assets less a $0.4 million loss from Nova Scotia Innovation Corporation non-controlling interest of subsidiary.

(7)	The Provincial deficit is forecast to be $21.8 million for fiscal year 2003-04.

(8)	Includes amortization of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Retirement Funds, and are not available for general purposes.

For the fiscal year ended March 31, 2003, the Province recorded a surplus of $31.6 million. Revenues totaled $5,673.0 million, while expenses were $5,980.7 million, resulting in a deficit from Governmental Units of $307.7 million. Net Income from Government Business Enterprises was $338.4 million, resulting in a Provincial Surplus before unusual items of $30.7 million. Unusual items were insignificant, and included final gains on an asset sale for Nova Scotia Resources Ltd (“NSRL”) of $1.3 million and a $400,000 loss on non-controlling interest of a subsidiary through Nova Scotia Innovation Corporation. The final surplus for fiscal year 2003 was $31.6 million.

For the fiscal year ended March 31, 2002, the Province initially reported a deficit of $54.2 million, including an unusual item of $31.0 million, primarily related to the gain on sale of net assets of NSRL. The results have been restated to show a final surplus figure of $113.2 million, primarily reflecting changes in accounting associated with pension plans.

For the fiscal year ended March 31, 2001, the Province initially reported a surplus of $147.3 million, including an unusual item of $179.8 million resulting from a gain on sale of net assets of NSRL. An adjustment for the accounting treatment of Industrial Parks and Malls reduced the surplus by $0.8 million, to be restated at $146.5 million.

For the fiscal year ended March 31, 2000, the Province initially reported a deficit of $773.2 million, including a provision for loss on the sale of Sydney Steel Corporation (“Sysco”) of $475.3 million. After an adjustment for the implementation of the accounting policy change for sinking fund investments premiums and discounts of $23.7 million, this deficit was restated to $797.0 million.

For the fiscal year ended March 31, 1999, the Province initially reported a deficit of $385.4 million. Adjustments for foreign exchange gains and losses of $33.0 million and an adjustment for the accounting policy change in tangible capital assets of $92.9 million together reduced the deficit by $125.9 million. Increasing employee benefits expense by $1.7 million increased the deficit by this amount, for a total reduction in deficit of $124.2. The deficit was restated to $261.2 million.

Revenue

The following table sets forth the revenue, by source, of the Consolidated Fund, as described in “Government Finance- Specific Accounting Policies” above, for the fiscal years ended March 31, 1999, 2000, 2001, 2002, and 2003, and the Forecast Update for fiscal year ended March 31, 2004, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” and “Government Finance – Changes in Accounting Policies” above.

Revenue by Source for Consolidated Fund (1)

	Fiscal Year Ending March 31

			Restated			Forecast
	1999	2000	2001 (2)	2002	2003	2003-04

	(In millions)
Provincial Sources:
Income Taxes:
Personal Income Taxes	$992.2	$1,144.9	$1,228.7	$1,274.5	$1,353.7	$1,357.4
Corporate Income Taxes	119.4	149.4	169.2	194.4	205.0	247.3
Sales Taxes	723.4	754.8	804.3	852.8	905.1	925.1
Tobacco Taxes	74.6	76.5	75.6	105.8	145.4	157.1
Motive Fuel Taxes	211.6	219.4	201.7	208.0	246.2	247.7
Gaming Corporation Profits	144.4	164.9	171.3	174.7	187.2	170.9
Liquor Corporation Profits	129.2	135.2	137.2	143.9	157.9	166.8
Interest Revenues	32.8	34.4	67.2	66.7	60.7	67.5
Registry of Motor Vehicles	61.0	61.4	62.0	65.1	75.9	75.0
Royalties	1.8	2.0	9.3	17.3	11.1	26.0
Other Provincial Sources (3)	184.4	166.9	168.3	165.0	195.9	197.3
Prior Years Adjustment - Provincial Sources	31.3	56.4	78.2	83.3	(23.8)	75.1

Total Provincial Sources	2,706.1	2,966.2	3,173.0	3,351.4	3,520.2	3,713.2

Federal Sources:
Equalization	1,260.7	1,279.6	1,395.5	1,321.1	1,125.1	1,134.0
CHST	426.9	527.9	526.0	553.4	605.1	687.1
Health Reform Fund						30.0
Other Federal Payments	81.5	57.1	2.3	2.3	2.3	2.3
Prior Years Adjustments - Federal Sources	75.5	(47.0)	21.8	11.9	36.9	55.9

Total Federal Sources (4)	1,844.6	1,817.6	1,945.6	1,888.7	1,769.4	1,909.4

Total Revenue	$4,550.7	$4,783.8	$5,118.6	$5,240.1	$5,289.7	$5,622.6

(1)	Revenue by source is presented for the government Consolidated Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, Government Partnership Arrangements, and Government Business Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. See“Government Finance - Summary of Budget Transactions and Borrowing Requirements.”

(2)	Interest Revenues have been restated for 2000 to include Short-Term Interest Revenue that was formerly netted against General Interest expenses in the Debt Servicing Costs appropriation. This change does not apply to 1999 and 2000, therefore, interest revenues for these years are not comparable with 2001-2003.

(3)	Does not include sinking fund earnings of $218.2 million in 1999, $193.2 million in 2000, $206.6 million in 2001, $192.3 million in 2002, and $198.5 million in 2003.

(4)	In fiscal 2001-02, the Federal Sources prior year adjustment (“PYA”) of $11.9 million included a negative revenue adjustment of $35 million. This adjustment represents a reserve taken to account for the potential impact of the Federal tax collection agreement error on equalization. During the fiscal year ended March 31, 2003, it was determined that there would not be an impact on equalization and the amount of the reserve was reversed.

Provincial Sources

Provincial own-source revenues for 2002-03 totaled $3,520.2 million (accounting for 64.8% of the Province’s total revenues) and are forecast to be $3,713.2 million for 2003-04, accounting for 66% of the Province’s revenues. The largest of the Province’s own-source revenues, Personal Income Taxes, totaled $1,353.7 million in 2002-03 and are forecast to increase to $1,357.4 million for 2003-04. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $905.1 million for 2002-03 and is forecast to increase to $925.1 million for 2003-04.

The federal government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, non-financial institutions and large corporations capital taxes, and the HST.

In 1999-2000, the Province moved to a tax on income, or TONI, system for personal income tax. Prior to the change, provincial tax was calculated as a percentage of Basic Federal Tax. Under the new system, provincial tax is calculated on federally defined taxable income. The change increased Provincial autonomy with respect to tax rates, brackets and non-refundable credits, while at the same time creating greater revenue stability by de-linking from Federal changes in Federal tax rates, tax brackets and parameters of the non-refundable credits, although not from the Federal definition of taxable income.

Provincial personal income tax is based on three brackets of income. Effective January 1, 2004, personal income tax rates in Nova Scotia will decline by approximately 10%. The lowest bracket rate declines from 9.77% to 8.79%, the middle bracket declines from 14.95% to 13.58%, and the highest bracket declines from 16.67% to 15.17%. There is also a high-income surtax of 10% on provincial personal income tax over $10,000. Forecast revenue for the fiscal year ending March 31, 2004 includes a one-time personal tax refund of approximately $74 million paid in the summer of 2003, and the impact of the change in tax rates effective January 1, 2004.

The general corporate income tax rate is 16% of the corporate taxable income earned in Nova Scotia. A small business rate of 5% applies to the first $225,000 of active business income for Canadian Controlled Private Corporations; by 2006, this limit will have been increased to include the first $300,000 of active business income.

On April 1, 1997, a harmonized sales tax was implemented in Nova Scotia, replacing the Health Services Tax (11%) and incorporating the Federal Goods and Services Tax (“GST”) of 7%. The HST is a combined Federal and Provincial tax and is collected by the Canada Customs and Revenue Agency. Revenues are shared with the Province, with the Provincial component of the HST at eight percentage points out of the 15% collected.

The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. The Province provides consumer rebates on the Provincial component of the HST for books, new home construction, tourism, volunteer fire departments, and heritage properties. Rebates are also available to municipalities, universities, schools, and hospitals.

As part of the agreement with the Federal government to implement HST, the Province received $249.0 million in transitional assistance intended to help offset future tax revenue decreases resulting from the rate and base changes associated with the introduction of the HST. The Province recognized $118.6 million of the assistance as revenue in the 1997-98 fiscal year, $77.7 million in 1998-99, and $52.7 million in the 1999-2000 fiscal year.

Federal Sources

Federal sources are made up of two major transfers, Equalization and the Canada Health and Social Transfer (“CHST”). Equalization totaled $1,125.1 million and CHST was $605.1 million for 2002-03, and are forecast to be $1,134.0 million and $687.1 million, respectively, for 2003-04. First introduced in Canada in 1957, Equalization was subsequently included in the Constitution Act, 1982. Equalization is calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard is made up of five provinces; Quebec, Ontario, Saskatchewan, Manitoba, and British Columbia. If a province’s fiscal capacity is below the per capita capacity of the standard, that province will receive Equalization entitlements. If the province’s fiscal capacity is above the per capita capacity of the standard, it will not receive Equalization entitlements. The eight provinces that currently receive Equalization entitlement are Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Manitoba, Saskatchewan, and British Columbia. Nova Scotia has the highest fiscal capacity of the four provinces of Atlantic Canada.

Equalization is an unconditional Federal transfer that is paid out of Federal resources. The Equalization program has been renewed every five years, (with the exception of the 1992 renewal that was for two years only) with the latest renewal having occurred in 1999. The federal government and the provinces are in the process of renewing the Equalization program for the five fiscal years beginning April 1, 2004.

Equalization payments have been subject to a ceiling provision and are presently subject to a floor provision. In February 2003, the Prime Minister announced that the government would permanently remove the Equalization ceiling on a “going-forward basis” beginning with fiscal year 2002-03. Equalization payments are currently subject to a floor provision that protects individual provinces against year-to-year declines in its payments of more than 1.6% of the per capita value of the Equalization standard (approximately $96 per capita in 2003-04).

The CHST is a block fund introduced in 1996-97 as a replacement for Established Programs Financing (“EPF”) and the Canadian Assistance Plan (“CAP”). CHST is the federal contribution to provincial health care, post-secondary education, and social services. In order to receive CHST payments, provinces must comply with the Canada Health Act and the condition that no period of minimum residency be imposed with respect to social services.

Under the Health Renewal Agreement signed in February 2003, the Federal government will fund new investments to support primary health care, home care, home care, and catastrophic drug coverage. In addition, funding will support diagnostic and medical equipment, and information technology. For Nova Scotia, this will mean an increase of $75 million in 2003-04, and further increases totaling $500 million over five years. The Federal government has also provided an additional $2 billion for 2003-04, if there is a sufficient federal surplus. Nova Scotia’s share of the contingent health care funding would be $59.8 million and has not been included in the 2003-04 estimates.

During the period 1996-97 to 2001-02, the basis for allocating CHST funds among provinces was partially shifted from the former allocation rules of EPF and CAP to an equal per capita basis. Consequently, beginning in 2001-02, changes in the amount of CHST received by the Province have depended on national growth of GDP and Nova Scotia’s share of Canada’s population.

Funding under CHST was lower than funding under the combined EPF and CAP. From 1995-96 to 1996-97, funding from the Federal government to Nova Scotia for social programs fell by $96.7 million. This funding to the Province fell by an additional $97.7 million in 1997-98. In 1999-2000 and 2000-2001, the Federal government increased the level of CHST monies through trust funds that provinces could draw down at their own discretion. Nova Scotia drew its share of $107 million in 1999-2000 and $75.5 million in 2000-01.

The Federal government periodically refines and adjusts prior years’ estimates of Equalization, CHST, and income tax payments. Prior years’ adjustments resulted in an increase of $75.5 million in 1998-99, a reduction of $47.0 million in 1999-2000, an increase of $21.8 million in 2000-01, and an increase of $46.9 million in 2001-02. In addition, Nova Scotia recorded a negative revenue adjustment of $35.0 million in fiscal 2001-02 for the potential impact of a Canada Customs and Revenue Agency (“CCRA”) error affecting the Equalization formula. The error resulted from CCRA’s failure to deduct the capital gains refunds to mutual funds from provincial payments under the tax collection agreements. This negative revenue adjustment has been included in the prior years’ adjustment line in the table entitled Revenue by Source for Consolidated Fund. This resulted in a net prior years’ adjustment of $11.9 million for 2001-02. For 2002-2003, a Prior Years’ Adjustment of $36.9 million was recorded, including a positive revenue adjustment of $35 million to reflect the reversal of the prior years’ provision, following the agreement of the Federal government not to charge the Province in respect of the error. Recent census results have been factored into the federal transfers formulae and have produced a reduction to revenues totaling $126.9 million in respect to the last three fiscal years. The Province has recorded the reduction in revenues in fiscal year 2002-03.

Net Program Expenditures/Expenses

Part II of the Expenditure Control Act was enacted in 1996 and applied to the 1996-97, and subsequent fiscal years of the Province. The effect of Part II of the Expenditure Control Act was to limit the amount that the Legislature could appropriate in a fiscal year for net program expenditures and net debt servicing costs, such that the amount would not exceed the estimated revenue for that year. Notwithstanding that limitation, amounts not exceeding one per cent could be expended in excess of the appropriated amount. Additional expenditures beyond that amount were to be made only with authorization of the House of Assembly. Deficits resulting from over-expenditures were required to be recovered not later than the end of the second fiscal year following the year in which the deficit occurred.

The Financial Measures (1999) Act, which was given Royal Assent on November 23, 1999, amended the Expenditure Control Act, to provide that Part II of the Expenditure Control Act did not apply to the 1998-99 and 1999-2000 fiscal years of the Province.

The Province enacted the Financial Measures (2000) Act on June 8, 2000, which repealed the Expenditure Control Act. The Provincial Finance Act was amended to require the tabling of balanced budgets starting in the fiscal year ending March 31, 2003. If a deficit is incurred in the 2002-03 fiscal year or in any subsequent fiscal year, the Minister of Finance must file a report with the House of Assembly. Any deficit that is incurred in one fiscal year must be recovered by the end of the following fiscal year; other than that caused by a natural or other unanticipated disaster, a sale or restructuring of a government-controlled entity, or debt servicing costs in excess of the budgeted amount.

The following table sets forth the net program expenditures/expenses by function, interest on public debt, restructuring costs, and pension valuation adjustment of the Consolidated Fund for the fiscal years ended March 31, 1999, 2000, 2001, 2002, and 2003, and the Estimate for the fiscal year ending March 31, 2004. Not all columns in the table below have been restated for all accounting policy changes (refer to footnotes in the table below for details of all restates), and as a result only 2002 and 2003 are comparable. The 2004 estimate is comparable to Fiscal Years 2002 and 2003, with the exception of a $31.9 million impact due to a change in accounting policy to include provisions for retirement health benefits.

The forecast for net program expenses for the 2003-04 fiscal year has been increased by $31.6 million over the original budget estimate, primarily due to additional funding pressures in the health care sector and natural disasters. The budget management plan implemented by government in October 2003 is expected to save $32.7 million from the budget estimate, and has helped to limit the impact of the spending pressures. Overall, approximately $42 million of additional expenditures are required for health, and approximately $19 million is required for one-time expenditures associated with natural disasters, including spring flooding, hurricane Juan, and mad cow disease reported in the province of Alberta. In addition, there is a $31.9 million impact due to a change in accounting policy to include provisions for retirement health benefits.

Net Program Expenditures/Expenses by Function for Consolidated Fund (1)

	Fiscal Year Ending March 31

	Restated	Restated	Restated	Restated		Estimate
	1999 (2)	2000 (2)	2001 (2)	2002 (2) (3)	2003	2004 (4)

	(In millions)
Health	$1,654.3	$1,797.4	$1,778.1	$1,870.0	$2,076.3	$2,156.0
Education	1,059.8	1,166.4	1,071.6	1,101.9	1,132.0	1,181.3
Interest on Public Debt	1,003.4	1,059.7	1,115.4	1,160.7	1,045.3	1,062.3
Social Services	561.6	571.7	561.0	599.7	626.3	624.3
Resource and Industrial Development	160.0	195.9	160.0	173.6	152.5	162.5
General Government	123.3	157.3	157.2	138.9	138.6	139.0
Public Protection	145.9	161.6	149.2	159.2	169.7	174.1
Transportation and Communication	189.9	181.6	194.5	192.7	210.3	209.3
Municipal Affairs	77.0	72.9	63.4	43.3	50.4	46.9
Culture and Recreation	39.0	43.8	41.2	43.7	40.5	41.5
Pension Valuation Adjustment	—	(57.3)	(70.9)	(242.3)	(150.0)	(13.6)
Restructuring Costs	50.3	2.8	75.3	138.6	15.6	21.6

Total Net Program Expenditures/Expenses (5)	$5,064.5	$5,353.8	$5,296.0	$5,380.0	$5,507.6	$5,805.2

(1)	Net Program Expenditures/Expenses by function are presented for the government Consolidated Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises , Government Partnership Arrangements, and Government Business Partnership Arrangements. The revenues and expenses of the entities are included within statements prepared for the Consolidated Entity. See“Government Finance - Summary of Budget Transactions and Borrowing Requirements.”

(2)	Incorporates changes to include short-term interest revenues that were formerly netted against General Interest Expenses in the Debt Servicing Costs appropriation.

(3)	Restated to reflect changes in accounting policies during fiscal year 2002-03. See “Government Finance - Changes in Accounting Policies.”

(4)	Forecast Expenditures by function are not available. See text above for discussion of revised spending forecast.

(5)	This amount consists of program expenditures/expenses, debt servicing costs, pension valuation adjustment, and restructuring costs. For the fiscal year ended March 31, 1999 and March 31, 2000, total net program expenditures include tangible capital assets being fully expensed in the year of purchase. For the fiscal years ended March 31, 2001, 2002, and 2003, the total net program expenses include only the amortization component of tangible capital assets, with tangible capital assets being amortized over the assets useful life.

Net program expenses, consisting of operating expenses, including amortization of tangible capital assets, debt servicing costs, and restructuring costs were $5,462.8 million for the 2002-03 fiscal year and were budgeted to be $5,805.2 million for the 2003-04 fiscal year.

Health, Education, and Social Services Health and Education, the two largest areas of expense from the Consolidated Fund, totaled $2,076.3 million and $1,132.0 million, respectively, for the fiscal year ended March 31, 2003. These amounts were originally budgeted to be $2,156.0 million and $1,181.3 million, respectively, for 2003-04, however, due to spending pressures within the Department of Health, are forecast to be higher.

In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants and loans for capital purposes.

Social Services include the provision of direct assistance to handicapped and other disadvantaged individuals and families who require long-term assistance, the cost sharing with municipalities of adult residential care, short-term social assistance, and the provision of direct service to the public. Social Services expenditures from the Consolidated Fund for the fiscal year ending March 31, 2003 totaled $626.3 million, and were budgeted to be $624.3 million for 2003-04.

Resource and Industrial Development The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry. Expenses from the Consolidated Fund in these areas totaled $152.5 million for the fiscal year ending March 31, 2003, and were budgeted to be $162.5 million for 2003-04. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.

Loans and Investments

Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and investments are supported by assets of Government-owned or other entities.

The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for uncollectable amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above.

Loans and Investments for Consolidated Entity (1)

As at
March 31, 2003

(In millions)
Loans of the Consolidated Fund
Nova Scotia Farm Loan Board	$162.9
Fisheries Development Fund	67.3
Industrial Development Funds	27.6
Nova Scotia Housing Development Fund	21.6
Loans to Municipalities	1.0
Halifax Dartmouth Bridge Commission	23.0
Miscellaneous	0.7

$304.0
Investments of the Consolidated Fund	9.2

Total Loans and Investments of the Consolidated Fund	313.2

Loans and Investments of Governmental Units
Nova Scotia Municipal Finance Corporation (loans to municipalities)	479.8
Nova Scotia Business Incorporated	124.7
Other Governmental Units	18.0

622.5

Total Loans and Investments	$935.7

(1)	Concessionary loans and investments for industrial development are carried at net present value.

Agriculture and Rural Credit Act

The Nova Scotia Farm Loan Board (the “Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk factors and policy factors, with a minimum rate of interest equal to the all-in government cost of borrowing plus 50 basis points.

Fisheries and Coastal Resources Act

The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.

Industrial Development Act

The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information.

Nova Scotia Housing Act

The Housing Act enables the Nova Scotia Department of Service Nova Scotia and Municipal Relations (“SNSMR”) to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. The Nova Scotia Housing Development Corporation and SNSMR administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables the Nova Scotia Housing Development Corporation to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land. There are no current initiatives to develop new land or construct new lease-purchase housing or public housing, but the Nova Scotia Housing Development Corporation continues to administer existing housing and land.

Municipal Loan and Building Fund Act

The Province, through the Municipal Finance Corporation, provides loans to municipalities for water and sewer systems, schools, and municipal buildings. Loans are secured by municipal debentures.

Nova Scotia Business Incorporated Act

The Nova Scotia Business Incorporated Act, which was enacted on November 30, 2000, repealed the Business Development Corporation Act. The Nova Scotia Business Incorporated Act replaced the Nova Scotia Business Development Corporation with Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. At present, the Province funds NSBI’s activities. The first Board of Directors of NSBI was appointed by the Province. Subsequent directors will be elected by the Board of NSBI, subject to the approval of the Province as the sole shareholder.

Venture Corporations Act

The Province had provided a source of equity capital to registered Venture Corporations to encourage the development of small businesses in Nova Scotia. Venture Corporations in turn provided assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.

Revenue Act

The Province may provide unsecured loans to establish, maintain, expend, construct, or equip hospitals or health care facilities in Nova Scotia.

Provincial Finance Act

The Governor-in-Council may authorize the Minister of Finance to lend money to a government business enterprise or a government service organization.

PROVINCIAL DEBT

Funded Debt

The following table sets forth the funded debt of the Province for the Consolidated Fund (as described in “Government Finance – Specific Accounting Policies” above), outstanding at March 31 in each of the five fiscal years ended March 31, 1999 through March 31, 2003, each as audited under the Province’s accounting policies in effect at that time. Figures have not been restated for changes in accounting policies, and as a result may not be directly comparable.

Funded Debt for the Consolidated Fund

	As at March 31

	1999	2000	2001	2002	2003

	(In millions unless otherwise indicated)
Provincial Funded Debt:
Debenture Debt:
Payable in Canadian Dollars:
Canadian Pension Plan Investment Fund (1)	$1,173.1	$1,173.1	$1,173.1	$1,173.1	$1,079.4
Other	4,293.8	6,551.4	7,682.8	9,154.8	10,029.4
Payable in US Dollars (2)	4,696.6	3,845.6	3,319.4	3,343.7	2,642.4
Payable in Other Foreign Currencies (2)	1,275.6	880.4	628.1	600.9	0.0

	11,439.1	12,450.5	12,803.4	14,272.5	13,751.2
Other Long-term Indebtedness(3)	117.9	220.9	633.1	639.9	557.6

Total Provincial Funded Debt (4)	11,557.0	12,671.4	13,436.5	14,912.4	14,308.8
Less: Sinking Funds and Public Debt Retirement Funds (2) (5) (6)	2,741.1	2,939.9	3,077.9	3,037.6	3,445.9

Net Funded Debt (7)	$8,815.9	$9,731.5	$10,358.6	$11,874.8	$10,862.9

Per Capita ($) (8)	$9,419	$10,342	$10,996	$12,593	$11,498
As a Percentage of:
Personal Income (8)	43.4%	45.5%	46.1%	51.2%	45.7%
Gross Domestic Product at Market Prices (8)	41.2%	42.4%	42.8%	47.1%	43.9%

(1)	Debentures held by the Canada Pension Plan Investment Fund are payable 20 years after their respective dates of issue, are not negotiable, and are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(2)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 1999 through 2003, respectively, and reflects currency-swap contracts.

(3)	Other long-term indebtedness includes capital leases in the amounts of $167.4 million, $396.9 million, $461.8 million, and $447.1 million the fiscal years ended 2000, 2001, 2002, and 2003, respectively. Other long-term indebtedness as set forth above also includes other debt of Pensions that are not included in unmatured debt of the consolidated fund set forth in the Public Accounts (Exhibit (2) to this 18-K).

(4)	There were subsequent borrowings of $785.0 million and debt retirements of $1,105 million as of December 19, 2003.

(5)	At March 31, 2003, Public Debt Retirement Funds of $1,403.1 million are available to meet maturity requirements not fully provided for by sinking funds.

(6)	1999 totals have not been restated for changes in accounting policies related to sinking funds.

(7)	Funded debt does not include any unfunded pension liabilities of the Province under the Public Service Superannuation Fund, and Nova Scotia Teachers’ Pension Fund.

(8)	Population at July 1 for the previous calendar year. Personal income and gross domestic product at market prices for the previous calendar year.

Derivative Financial Instruments

The Province is a party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign currency exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian or U.S. dollars. Interest rate contracts are used to vary the amounts and periods for which interest rates on borrowing are fixed or floating. Foreign exchange contracts include forward and future contracts, swap agreements, and options. Interest rate contracts include forward rate agreements, future contracts, swap agreements and options on swaps, and deferred rate setting agreements. The Province’s credit policy is that it only executes derivative transactions with counter-parties that are rated equal to, or better than, the Province.

The Province has executed the following swap contracts to convert certain interest payments from fixed to floating, from floating to fixed, floating to floating, or fixed to fixed basis for the fiscal year ended March 31, 2003. For further information regarding swaps, see Note 5 to the Public Accounts filed as Exhibit (2) to this 18-K.

Schedule of Swap Contracts for the Consolidated Fund

		Notional	Term	Mark to
# of Swaps	Currency	Principal	Remaining	Market (1)

		(thousands)	(years)	( millions)
116	CDN $	1,708,349	1 to 21	(21.6)
12	US $	1,332,597	1 to 19	200.4
3	UK £	143,250	1	5.0
2	Euro	90,000	5 to 7	13.6
4	Yen	50,000,000	1	10.4

(1)	Mark-to-Market is an indication of the swap’s market value as at March 31, 2003. This represents the estimated realizable gain (loss) based on market conditions as at March 31, 2003.

The Province has also entered into several currency swap contracts/forward agreements to convert foreign currency denominated debt into Canadian or US dollar denominated debt as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal

		(thousands)		(thousands)
SWAPS:
April 19, 2004	UK	60,000	US$	98,736
April 30, 2004	UK	23,250	US$	38,261
February 27, 2012	US$	500,000	CDN$	795,000
March 15, 2016	US$	150,000	CDN$	205,725
March 1, 2020	US$	300,000	CDN$	409,200
April 1, 2022	US$	182,597	CDN$	247,967
December 28, 2007	Euro	40,000	CDN$	56,120
February 24, 2010	Euro	50,000	CDN$	72,235
FORWARDS:
August 25, 2004	YEN	10,000,000	CDN$	133,923
August 25, 2004	YEN	10,000,000	CDN$	133,958
August 25, 2004	YEN	15,000,000	CDN$	201,072
August 25, 2004	YEN	15,000,000	CDN$	199,442

(1)	The mark-to-market values of the currency swaps are reflected in the amount in the mark-to-market column of the prior table.

The Province has entered 17 forward agreements to convert future interest payments on foreign debt into Canadian dollars as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal

		( thousands)		( thousands)
May 1, 2003 to November 17, 2003	US$	83,130	CDN$	125,708

Debt Maturities and Sinking Funds

The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2003, for the Consolidated Fund (as described in “Government Finance – Specific Accounting Policies” above), adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above.

Schedule of Debt Maturities and Related Sinking Fund Balances (1) for the Consolidated Fund

Period Ending
March 31	Canadian Dollars		US Dollars		Canadian Dollars (2)	Sinking Funds (3)

					(In millions)

Sinking Fund General						$426.8

2004	$1,113.8	US	$0.0	£	$1,113.8	$94.2
2005	1,299.0		0.0		1,299.0	139.7
2006	1,301.5		0.0		1,301.5	110.3
2007	1,126.7		0.0		1,126.7	83.7
2008	616.8		0.0		616.8	5.5

2004-2008	$5,457.8	US	$0.0	£	$5,457.8	$860.2

2009-2013	3,480.1		38.2		3,536.3	303.3
2014-2018	647.8		300.0		1,088.6	242.1
2019-2023	1,220.7		1,460.1		3,366.1	596.0
2024-2028	560.0		0.0		560.0	37.3
2029-2034	300.0		0.0		300.0	4.0

	$11,666.4	US	$1,798.3	£	$14,308.8	$2,042.9

(1)	This includes debt of public schools, court houses, and certain capital lease obligations.

(2)	Canadian dollar-equivalent at rates of exchange in effect at March 31, 2003.

(3)	In addition to these Sinking Funds, the Public Debt Retirement Fund (“PDRF”) is comprised of net assets at March 31, 2003, of $1,403.1 million. During the year, earnings and foreign exchange gains and translation gains totaled $53.5 million. Distributions during the year amounted to $446.0 million.

Until March 31, 2003, the Province of Nova Scotia provided sinking fund installments for all its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Note (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP issues and MTN’s, have been moved to the “Sinking Fund General,” and are available at the discretion of the Minister of Finance to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. Annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Installments are designed to fully fund the issue over twenty years, or the life of the issue, whichever is longer. Debentures with a maturity date of less than twenty years are retired in part with sinking fund payments and earnings thereon over a period not to exceed twenty years. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.

Sinking Fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The unamortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2003, the unamortized net premium was $90.7 million.

Annual cash contributions into the Sinking Fund and Public Debt Retirement Funds (“PDRF”) are invested in approved securities. Assets consist primarily of debentures of the Provinces and Government of Canada with fixed interest rates ranging from 4.875% to 11.25% for Canadian funds, and from 6.375% to 9.25% for US funds. Earnings on investments are retained and reinvested. Sinking funds for debentures payable in US currency are invested in US dollar-denominated investments. For those US dollar issues that have been swapped to Canadian dollars, sinking funds are maintained in both Canadian and US dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at rates of exchange in effect at the date of the financial statements.

As at March 31, 2003, the Consolidated Fund held Sinking Funds and Public Debt Retirement Funds totaling $3,445.9 million. These funds were comprised of $2,916.8 million in Canadian assets and $529.1 million in US assets (USD $365.7 million converted to CDN$ on the underlying securities’ effective foreign exchange rates). Total market value of both funds is $3,730.6 million at year-end.

At March 31, 2003, the Province held $1,349.9 million in its own debentures (gross value of $1,392.5 million) in sinking funds and Public Debt Retirement Funds as active investments. These were comprised of $889.1 million in Canadian assets and $460.8 million in US assets. Of the $3,445.9 million the Province holds in financial assets for debt retirement, $1,403.1 million is held in the Public Debt Retirement Fund, while $2,042.9 million is held in Sinking Fund and Sinking Fund General accounts.

Principal repayments, which are comprised of the principal amount due less sinking fund assets designated to retire the debenture, and sinking fund requirements for the fiscal years ending March 31, 2004 to March 31, 2008 expressed in Canadian dollars at rates of exchange in effect at March 31, 2003 (in thousands) are: $1,075,786; $1,230,573; $1,254,976; $1,113,932; and $680,606, respectively.

The following table sets forth the sinking funds, by currency, of funded debt of the Province for the Consolidated Fund (as described in “Government Finance – Specific Accounting Policies” above) at March 31, 2003, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above.

Provincial Sinking Funds for the Consolidated Fund

As at March 31,
2003

(In millions)
For Issues Payable in:
Canadian Dollars	$1,299.0
United States Dollars (1)	522.9
Japanese Yen (1)	162.7
Pound Sterling (1)	58.2

$2,042.9

(1)	Canadian dollar equivalent at the rate of exchange in effect at March 31, 2003.

Based on rates of return on investments held in sinking funds and the schedule of maturities for debt outstanding at March 31, 2003, the Province estimates debt refinancing requirements during the five fiscal years ending March 31, 2004 to 2008 to be $432.5 million for the 2003-04 fiscal year, $556.4 million for the 2004-05 fiscal year, $595.8 million for the 2005-06 fiscal year, $951.1 million for the 2006-07 fiscal year, and $612.6 million for fiscal year 2007-08.

Current Liabilities

The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) at March 31, 2003, adopting the accounting policies as described in “Government Finance – Specific Accounting Policies” above.

Short-Term Debt for the Consolidated Entity

As at March 31,
2003

(In millions)
Bank Advances and Short-term Borrowings	$395.7
Accounts Payable	1,009.2
Accrued Interest	252.2

$1,657.1

Current assets (cash and short-term investments, accounts receivable, and short-term advances) for the Consolidated Entity at March 31, 2003 totaled $723.6 million.

Guaranteed and Contingent Debt

The following table sets forth the guaranteed and contingent debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) for the fiscal years 1999, 2000, 2001, 2002, and 2003.

Guaranteed and Contingent Debt for Consolidated Entity

	Fiscal Years Ended March 31

	Restated	Restated		Restated
	1999(1)	2000(2)	2001	2002(3)	2003

	(In millions unless otherwise indicated)
Guaranteed Debt:
Payable in Canadian Dollars	$491.1	$499.8	$373.7	$375.3	$426.1
Payable in US Dollars (4)	362.6	351.4	4.2	0.2	0.2

Total Guaranteed Debt	853.7	851.2	377.9	375.5	426.3
Deduct:
Provision for Guarantee Payout	500.5	385.0	30.5	48.0	45.2

Net Guarantees not Reflected in Statements	$353.2	$466.2	$347.4	$327.5	$381.1

(1)	Restated for change in presentation due to further review of disclosure requirements.

(2)	Restated to correct the official amount guaranteed.

(3)	Restated to correct the official amount of provision for guarantee payout.

(4)	Amounts payable in US dollars are reflected herein at the Canadian dollar-equivalent at rates of exchange in effect March 31, 1999, 2000, 2001, 2002, and 2003, respectively.

The above table does not include $1,140.8 million, as of March 31, 2003, of Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased.

Pension Funds

The Province evaluates its pension funds using two methods. The first method as prescribed by the CICA, measures a plan sponsor’s potential liability, with rates of return based on managements’ best estimate (and gains and losses amortized over time). The statements of the Province’s pension plans calculated on this basis are provided in Note 6 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining funding contribution levels, uses a rate of return based on managements’ best estimate less a margin for error. The tables and discussions included in the following section are shown using the funding basis of calculation.

Public Service Superannuation Fund

The Minister of Finance is the trustee of the Public Service Superannuation Fund (the “Superannuation Fund”). Employees of the Province and certain of its entities are entitled to receive pension benefits pursuant to the provisions of a plan established under the Public Service Superannuation Act. Employee and matching employer contributions are paid into the Superannuation Fund, while pensions, refunds, and transfer values are paid from it.

The Superannuation Fund, which is not part of the Consolidated Fund (as described in “Government Finance - Overview” above), is invested in federal, provincial, municipal, and corporate securities eligible for investment under the Provincial Finance Act.

The Auditor General of Nova Scotia audits the annual financial statements of the Superannuation Fund. The following table sets forth the continuity of the Superannuation Fund, as audited, for the five fiscal years ended March 31, 2003.

Statement of Continuity of the Public Service Superannuation Fund

	Fiscal Year Ended March 31

	1999	2000	2001	2002	2003

	(In millions)
Opening Balance	$2,742.2	$2,505.9	$3,089.2	$2,913.8	$2,947.0

Add:
Employee Contributions	0.0	32.8	32.5	34.1	36.9
Employer Contributions	0.0	32.8	32.5	34.1	36.9
Income Earned	254.7	383.5	454.0	57.5	16.7
Increase (Decrease) in Market Value of Investments	(291.1)	278.0	(544.8)	69.6	(321.5)
Other	2.9	3.8	10.2	6.4	7.1

	(33.5)	730.9	(15.6)	201.7	(223.9)

	2,708.7	3,236.8	3,073.6	3,115.5	2,723.1

Deduct:
Pensions Paid	128.7	131.1	135.7	143.1	149.1
Refund of Contributions	1.2	1.2	1.6	1.8	2.3
Other	72.9	15.3	22.5	23.6	16.2

	202.8	147.6	159.8	168.5	167.6

Closing Balance	$2,505.9	$3,089.2	$2,913.8	$2,947.0	$2,555.5

The latest actuarial valuation, for funding purposes, of the Nova Scotia Public Service Superannuation Plan was performed by Morneau Sobeco as at December 31, 2002. The actuarial valuation projects liabilities for each member on the basis of service earned to date and projected average salaries for the five highest years at the date of retirement (the “projected unit credit actuarial cost method”). The major economic assumption used in the valuation was a real rate of return on investments, net of inflation, of 4.25%. Inflation was assumed to be 3.0%, while salary increases were assumed to average 3.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 20% probability that a member would retire upon attainment of age 55 and 80 points (age plus service); otherwise the member was assumed to retire at the earlier of age 60 and 35 years of service (or in one year’s time if the member had already attained either age 60 or 35 years of service). The actuarial valuation indicated that at December 31, 2002, the

Fund had actuarial liabilities with a present value of $3,272.3 million, assets with a present value of $2,685.3 million, an unfunded liability of $587.0 million, and a funded ratio of 82.1%. The plan’s actuaries have provided estimated values for the Fund, at March 31, 2003, of actuarial liabilities with a present value of $3,318.3 million, assets of $2,556.3 million, an actuarial deficiency of $762.0 million, and a funded ratio of 77.0%. The plan’s actuaries have noted that there is a significant current service deficit of approximately $23.2 million per annum that is expected to continue at approximately the same amount for the next seven years, with smaller deficits thereafter. This current service deficit represents 24.0% of the total current service cost

Provincial legislation and regulations provide that certain payments to pensioners are charged to the Consolidated Fund of the Province rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $15.9 million and $13.7 million, respectively, for the fiscal year ended March 31, 2003. The Public Service Superannuation Act provides that payment must be made by the Province out of its Consolidated Fund if the Superannuation Fund is insufficient to provide for pension payments as they become due.

Teachers’ Pension Fund

The Minister of Finance is the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Teachers are employed by school boards and are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employee and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in federal, provincial, municipal and corporate securities eligible for investment under the Provincial Finance Act.

The Auditor General of Nova Scotia audits the annual financial statements of the Teachers’ Fund. In 1999, the Teachers’ Fund changed its fiscal year end from March 31 to December 31. The following table sets forth the continuity of the Teachers’ Fund, as audited, for the fiscal year ended March 31, 1999, the nine months ended December 31, 1999 and the three fiscal years ended December 31, 2002.

Statement of Continuity of the Teachers’ Pension Fund

	Fiscal Year	Nine Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	Mar 31, 1999	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002

	(In millions)
Opening Balance	$3,148.7	$3,067.8	$3,546.2	$3,741.8	$3,598.7

Add:
Employee Contributions	46.0	36.2	49.1	50.6	50.4
Employer Contributions	46.0	36.2	49.1	50.6	50.4
Income Earned	265.1	236.6	674.3	61.9	78.5
Increase (Decrease) in Market Value of Investments	(289.3)	302.7	(397.3)	(122.4)	(231.8)
Contribution from School Boards re. Early Retirement Plan	28.8	0.0	0.0	0.0	0.0
Other	15.6	12.5	18.3	20.4	21.8

	112.2	624.2	393.5	61.1	(30.7)

	3,260.9	3,692.0	3,939.7	3,802.9	3,568.0

Deduct:
Pensions Paid	184.0	138.5	186.9	193.9	207.2
Refund of Contributions	1.6	1.7	1.2	1.3	1.5
Other	7.5	5.6	9.8	9.0	8.6

	193.1	145.8	197.9	204.2	217.3

Closing Balance	$3,067.8	$3,546.2	$3,741.8	$3,598.7	$3,350.7

The latest actuarial valuation, for funding purposes, of the Nova Scotia Teachers’ Pension Plan was performed by Mercer Human Resource Consulting as at December 31, 2002, using the projected unit credit actuarial cost method. The major economic assumption used in the valuation was a real rate of return on investments, net of inflation, of 4.25%. Inflation was assumed to be 3.0%, while salary increases were assumed to average 3.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 60% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension; otherwise the member was assumed to retire at the earliest of age 65, 35 years of service, and age 60 with 10 years of service. The actuarial valuation indicated that at December 31, 2002, the Fund had actuarial liabilities with a present value of $4,380.2 million, assets of $3,364.7 million, an unfunded liability of $1,015.5 million, and a funded ratio of 76.8%.

The Teachers’ Pension Act provides that payment must be made by the Province out of its Consolidated Fund if the Teachers’ Fund is insufficient to provide for pension payments as they become due.

Sydney Steel Corporation Superannuation Fund

Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective March 1, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.

Three pension plans are covered by the Fund.

•	United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Locals 1064, 6516 and 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•	Salaried Pension Plan is a partially contributory defined benefit pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•	Canadian Union of Public Employees Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.

The Auditor General of Nova Scotia audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.

The following table sets forth the continuity of the Fund, as audited, since its inception on March 1, 2001, for the one month ending March 31, 2001 and the fiscal years ending March 31, 2002 and 2003.

Statement of Continuity of the Sydney Steel Corporation Superannuation Fund

	One Month	Fiscal Year	Fiscal Year
	Ended	Ended	Ended
	Mar 31, 2001	Mar 31, 2002	Mar 31, 2003

	(In millions)
Opening Balance	$70.0	$67.0	$39.0

Add:
Employee Contributions	0.0	0.1	0.0
Employer Contributions	0.0	0.1	7.4
Income Earned	0.4	5.4	1.4
Increase (Decrease) in Market Value of Investments	(2.1)	(4.8)	(5.5)
Other	0.0	0.0	0.0

	(1.7)	0.8	3.3

	68.3	67.8	42.3

Deduct:
Pensions Paid	1.3	28.3	25.1
Refund of Contributions	0.0	0.0	0.0
Other	0.0	0.5	0.4

	1.3	28.8	25.5

Closing Balance	$67.0	$39.0	$16.8

As at March 31, 2003 the United Steelworkers of America Pension Plan was exhausted of funds. It is expected that the funds of the Canadian Union of Public Employees Pension Plan will be exhausted in 2004, and the funds of the Salaried Pension Plan will be exhausted in 2007. As at March 31, 2003, combined net assets available for benefits for the three plans had a market value of $16.8 million, while actuarial liabilities for the three plans totaled $242.7 million. The combined unfunded liability was $225.9 million, while the combined funded ratio was 6.9%. Information regarding previous valuations, as well as economic assumptions, is provided below.

The actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Eckler Partners Limited as at December 31, 2001, using the projected unit credit actuarial cost method. The major economic and demographic assumptions used in each valuation included an investment return of 7.05%, an inflation rate of 2.75% (applicable to the Salaried Pension Plan only) and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations indicated that as at December 31, 2001, the United Steelworkers of America Pension Plan had actuarial liabilities with a present value of $184.1 million, assets of $19.0 million, an unfunded liability of $165.0 million, and a funded ratio of 10.3%. The Salaried Pension Plan had actuarial liabilities with a present value of $51.9 million, assets of $26.1 million, an unfunded liability of $25.8 million, and a funded ratio of 50.2%. The Canadian Union of Public Employees Pension Plan had actuarial liabilities with a present value of $2.3 million, assets of $0.7 million, an unfunded liability of $1.6 million, and a funded ratio of 29.9%.

PUBLIC SECTOR DEBT

Public Sector Funded Debt

The debt burden for which the public sector of the Province is responsible, consists of the funded debt and guaranteed and contingent debt of the Province, and the underlying debt of municipalities and Crown agencies that has not been funded or guaranteed by the Province of Nova Scotia.

The following table sets forth the public sector funded debt for the Consolidated Fund as well as the Guaranteed and Contingent Debt of Government Units (as described in “Government Finance – Specific Accounting Policies” above) for the five fiscal years ended March 31, 1999 through March 31, 2003.

Public Sector Funded Debt (1)

	As at March 31

	1999	2000	2001	2002	2003

	(In millions unless otherwise indicated)
Total Provincial Funded Debt (2)	$11,557.0	$12,671.4	$13,436.5	$14,912.4	$14,308.8

Guaranteed and Contingent Debt of the Province:
Industrial Development (3)	639.9	645.8	166.3	169.0	227.6
Municipal and Other (4)	213.8	205.4	211.6	206.5	198.7

Total Guaranteed and Contingent Debt	853.7	851.2	377.9	375.5	426.3

Underlying Debt(4):
Housing	18.2	16.3	16.5	16.1	16.1
Municipal (5)	2.2	1.0	0.2	0.2	0.2
Other	2.0	0.6	0.6	0.6	0.3

Total Underlying Debt	22.4	17.9	17.3	16.9	16.6

Total Public Sector Funded Debt	12,433.1	13,540.5	13,831.7	15,304.8	14,751.8

Deduct Sinking Funds and Debt Retirement Fund	2,741.1	2,939.9	3,077.9	3,037.6	3,445.9

Net Public Sector Funded Debt	$9,692.0	$10,600.6	$10,753.8	$12,267.2	$11,305.9

Per Capita ($) (6)	10,355.0	11,265.0	11,416.0	13,009.0	11,966.9
As a Percentage of:
Personal Income (6)	47.7%	49.6%	47.9%	52.8%	47.6%
Gross Domestic Product at Market Prices (6)	45.3%	46.1%	44.4%	48.7%	45.7%

(1)	Amounts are payable in foreign currencies, and related sinking funds invested in securities denominated in foreign currencies are reflected at the Canadian dollar-equivalent at rates of exchange in effect at March 31, in each of the years from 1999 to 2003, respectively, and reflects currency swap contracts. Does not include debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the Consolidated Fund” above for more detailed information on this figure.

(3)	The Province services certain hospital and public school debt, and as a result, provided for this debt in its accounts. The debt of Nova Scotia Resources Limited and Sydney Steel Corporation, guaranteed by the Province prior to 2001, is included in this line.

(4)	Underlying debt does not include debt of Nova Scotia Housing Development Corporation ($320.0 million at March 31, 2003), a provincial Crown Corporation established by an Act of the Legislature, which debt is secured by mortgages issued to the corporation.

(5)	See “Nova Scotia Municipal Finance Corporation” under “Certain Crown Corporations and Agencies.”

(6)	Population is as of July 1 of the preceeding calendar year. Personal income and gross domestic product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Province and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance – Loans and Investments” above, and “Provincial Debt - Guaranteed and Contingent Debt” above. As stated in “Government Finance – Specific Accounting Policies” above, the Province prepared consolidated financial statements beginning with the fiscal year ended March 31, 1999, whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus/(deficit). The more significant of the Province’s corporations and agencies are discussed below.

Sydney Steel Corporation

Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the Legislature in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work is underway to dismantle and sell the remaining assets, perform environmental clean up, and conduct development activities for future land use.

Sysco recorded losses of $55.7 million, $34.5 million, and $31.3 million for the years ended December 31, 2000, 1999, and 1998, respectively. In 2001, income of $2.8 million resulted from scrap sales and pier lease revenues, both of which were not included as part of the closure provisions.

The Province’s Statement of Operations for the year ended March 31, 2000 includes an Unusual Item for the sale of Sysco in the amount of $475.3 million. Included in this amount are $96.8 million for pensions and severance costs, $250.0 million for environmental remediation at Sysco, $68.5 million for environmental costs at the Sydney Tar Ponds, $14.0 million for Sysco losses to October 31, 2000, and $46.0 million for expected loss on sale of assets. As at March 31, 2000, the Province assumed the outstanding debt of Sysco in an amount of $154.7 million.

In 1996, a joint action group was established by the three levels of governments (Federal; Provincial; and, Municipal) to deal with the clean up of the Sydney Tar Ponds. The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. In June 1999, the Federal, Provincial, and Municipal governments signed the Canada-Nova Scotia-Cape Breton Regional Municipal Cost-Sharing Agreement which provided for funding project costs of $62 million over the 1999-2000 to 2001-2002 fiscal years. This funding is for the investigation and recommendation of technologies that are to be used to carry out the remediation, as well as establish the global cost of remediation. As at March 31, 2003, $18.5 million has been charged to the Province’s $68.5 million Tar Ponds provision. The Province is currently in negotiations with the other government levels respecting additional cost sharing for this project.

The following table sets forth the revenues, expenditures and income (loss) for Sysco for the five calendar years 1998 through 2003.

Summary of Profit and Loss Statements for Sysco

	1998	1999	2000	2001 (1)	2003 (1) (2)

Total Revenues	$90.5	$86.0	$66.3	$3.0	$15.7
Total Expenditures	121.8	120.5	122.0	0.2	7.9

Pre-Tax Income (Loss)	($31.3)	($34.5)	($55.7)	$2.8	$7.8

(1)	Contributions from the Province of Nova Scotia for site remediation and clean-up activities of $17 million (2001 - $5.6 million) have been applied against expenses.

(2)	Fifteen months ended March 31, 2003.

Nova Scotia Resources Limited

Nova Scotia Resources Limited (“NSRL”), formerly a corporation owned by the Province, was established to invest in and manage the Province’s participation in petroleum, energy, and mineral projects. The Province has engaged in transactions since 1999 to liquidate the assets of NSRL, and as of October 23, 2003, the Province had completed the sale of its NSRL shares through a deal with Endless Energy Corporation of Alberta for $1.6 million. This brings total proceeds from the sale of NSRL assets to $408 million since 1999; certain liquidating transactions are discussed below.

Much of NSRL’s assets were sold during the 2000-01 fiscal year for proceeds of $355 million. NSRL’s 8.4% interest in the SOEP was sold, effective December 1, 2000. The offshore facilities and reserves were sold to Emera Inc. for $315 million and the onshore facilities were sold to a group consisting of ExxonMobil Canada Properties, Shell Canada Limited, Imperial Oil Resources, and Mosbacher Operating Ltd. for $40 million. The proceeds of the sale of NSRL’s interest in SOEP ($355 million) were forwarded to the Province as a return of capital.

The Province’s 50% working interest in the Deep Panuke project area was sold to the other 50% holder, PanCanadian Petroleum Limited (now EnCana Corporation), in October 1999, in exchange for a two per cent gross overriding royalty on the Province’s interest, which translates into one per cent of all Deep Panuke petroleum revenues. The gross overriding royalty was transferred in the summer of 2001 to 3052155 Nova Scotia Limited, a wholly owned Crown Corporation.

On May 14, 2003, the Province announced it had accepted two cash bids totaling $5.8 million for the sale of the remaining assets of NSRL to Pengrowth Corporation and Shell Canada Limited. Pengrowth purchased NSRL’s interests in all significant discovery licenses except one for consideration of $4.5 million and a 10% net profits interest for the Province. Shell Canada purchased NSRL’s interest in the remaining license, covering Deep Cohasset, for consideration of $1.3 million. The Pengrowth and Shell Canada purchase and sale agreements closed on June 27, 2003 and July 29, 2003, respectively. Together with the Endless Energy Corporation share sale, the gain on disposal of these assets will be recognized by the Province in 2003-04.

NSRL has posted a Promissory Note with the Canada-Nova Scotia Offshore Petroleum Board in the amount of $17.5 million as evidence of financial responsibility with respect to its abandonment obligations related to the Cohasset-Panuke project. The Province has provided a guarantee on this note, which was still in place as of March 31, 2003 and continues to stand after the Province’s sale of NSRL shares to Endless Energy Corporation in October 2003.

Net earnings for the year ended December 31, 2002 totaled $428,000 on total revenues of $1.9 million. For the year ended December 31, 2001, net earnings amounted to $203.5 million, resulting from a combination of earnings and a gain on sale of certain oil and gas properties. The net loss for the year ended December 31, 2000 was $41.5 million, mainly due to foreign exchange losses.

The following table sets forth the revenues, expenditures and income (loss) for NSRL for the five calendar years 1998 through 2002.

Summary of Profit and Loss Statements for Nova Scotia Resources Limited

	1998	1999	2000	2001	2002

Total Revenues	$58.5	$72.3	$94.0	$69.8	$1.9
Less: Total Expenditures	134.1	98.0	135.5	26.9	1.4
Plus: Gain on Sale of Assets	0.0	0.0	0.0	160.6	(0.1)

Pre-Tax Income (Loss)	($75.6)	($25.7)	($41.5)	$203.5	$0.4

Nova Scotia Municipal Finance Corporation

Nova Scotia Municipal Finance Corporation (“MFC”), a Provincial Crown corporation established by an Act of the Legislature in 1979, acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through MFC except for borrowings from the Federal Government, the Province, another municipality, or their agencies. The Halifax Regional Municipality may, for the sole purpose of financing the Halifax Harbor Solutions Project, borrow money by the issue and sale of debentures to persons other than the MFC, the Government of Canada, the Province or another municipality, or any department, agency or fund thereof.

The following table sets forth the revenues, expenditures and income (loss) for MFC for the five fiscal years ended March 31,1999 through March 31, 2003.

Summary of Profit and Loss for Municipal Finance Corporation

	1999	2000	2001	2002	2003

Total Revenues	$58.2	$51.7	$41.8	$34.1	$31.5
Total Expenditures	58.0	51.7	41.7	34.1	31.4

Pre-Tax Income (Loss)	$0.2	$0.0	$0.1	$0.0	$0.1

Nova Scotia Power Finance Corporation

On August 12, 1992, the Government of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown corporation. Neither the Province nor NSP Finance will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI has agreed to indemnify NSP Finance and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provides for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal government and Federal US bonds, coupons or residuals.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the US dollar in Canada, expressed in Canadian dollars per US dollar, are shown in the table below for 1999 through 2003.

					2003
Spot Rates	1999	2000	2001	2002	(to Dec 1)

High	$1.5475	$1.5632	$1.6034	$1.6125	$1.5672
Low	1.4420	1.4318	1.4935	1.5122	1.3040
Close	1.4433	1.4995	1.5928	1.5776	1.3035
Average Noon	1.4858	1.4850	1.5484	1.5704	1.4091

Source: Bank of Canada.

On December 19, 2003 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, was 1.3373.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

		US (noon)	Pounds
Closing Rate at March 31	EURO	Dollar	Sterling	Japanese Yen

1999		1.5092	2.4366	0.012750
2000		1.4535	2.3141	0.014160
2001		1.5774	2.2375	0.012560
2002	1.3881	1.5935	2.2693	0.012016
2003	1.6018	1.4693	2.3203	0.012445

OFFICIAL STATEMENTS

The Minister of Finance, or his authorized representatives acting in their official capacities have supplied the information set forth in this exhibit to Form 18-K.

Table 1- Statement of Debentures Outstanding as at March 31, 2003

	Date	Maturity
Series	of Issue	Date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)

Sinking Fund General							426,795,002.38

Canada Pension Plan Investment Fund (A)
C24	01-Jun-84	01-Mar-04	90,597,000.00	CAD	11.6000	90,597,000.00	—
C25	01-Aug-85	02-Jan-05	85,762,000.00	CAD	13.3700	85,762,000.00	—
C26	01-Apr-86	03-Mar-06	91,752,000.00	CAD	11.4800	91,752,000.00	—
C27	01-May-87	02-Mar-07	109,641,000.00	CAD	9.6100	109,641,000.00	—
C29	01-May-88	01-Mar-08	81,516,000.00	CAD	9.7700	81,516,000.00	—
C30	01-Jun-89	01-Dec-08	78,450,000.00	CAD	10.0800	78,450,000.00	—
C31	01-Jun-90	01-Mar-10	85,218,000.00	CAD	9.9000	85,218,000.00	—
C32	01-May-91	01-Aug-10	46,648,000.00	CAD	10.5800	46,648,000.00	—
C34	01-May-92	02-Jul-11	78,408,000.00	CAD	9.9200	78,408,000.00	—
C35	03-May-93	02-Jul-12	55,808,000.00	CAD	9.3700	55,808,000.00	—
C36	01-Mar-99	01-Mar-19	27,102,000.00	CAD	5.8700	27,102,000.00	—
C37	03-Mar-00	03-Mar-20	73,922,000.00	CAD	6.6100	73,922,000.00	—
C38	02-Mar-01	02-Mar-21	78,277,000.00	CAD	6.4000	78,277,000.00	—
C39	01-Mar-02	01-Mar-22	96,251,000.00	CAD	6.4000	96,251,000.00	—

			1,079,352,000.00			1,079,352,000.00	0.00
Payable in Canadian Dollars
7T (B)	07-Sep-78	07-Sep-08	4,800,000.00	CAD	9.7500	4,800,000.00	(B	)
7V (B)	30-Mar-79	30-Mar-04	1,000,000.00	CAD	10.5000	1,000,000.00	(B	)
8S	03-Jul-85	03-Jul-09	150,000,000.00	CAD	11.2500	150,000,000.00	80,114,154.42
8U	12-Dec-85	12-Dec-09	150,000,000.00	CAD	10.8750	150,000,000.00	75,597,168.53
8V (F)	15-Mar-00	15-Mar-16	140,340,109.00	CAD	8.8750	140,340,109.00	71,123,462.58
8V-PDR (F)	15-Mar-00	15-Mar-16	12,146,666.43	CAD	8.8750	12,146,666.43	—
8V-SF (F)	15-Mar-00	15-Mar-16	53,238,224.57	CAD	8.8750	53,238,224.57	—
9E-BMO (F)	01-Mar-00	01-Mar-20	163,680,000.00	CAD	9.2500	163,680,000.00	84,754,386.08
9E-CIB (F)	01-Mar-00	01-Mar-20	158,558,180.00	CAD	9.2500	158,558,180.00	—
9E-PDR (F)	01-Mar-00	01-Mar-20	36,986,901.90	CAD	9.2500	36,986,901.90	—
9E-SF (F)	01-Mar-00	01-Mar-20	49,974,918.09	CAD	9.2500	49,974,918.09	—
9K	30-Jan-92	30-Jan-22	200,000,000.00	CAD	9.6000	200,000,000.00	29,963,551.55
9L (F)	01-Apr-00	01-Apr-22	162,960,000.00	CAD	8.7500	162,960,000.00	51,603,796.10
9L-PDR (F)	01-Apr-00	01-Apr-22	52,297,788.62	CAD	8.7500	52,297,788.62	—
9L-SF (F)	01-Apr-00	01-Apr-22	32,708,937.38	CAD	8.7500	32,708,937.38	—
9Q-CIT (F)	04-Feb-03	25-Aug-04	133,922,592.74	CAD	FWD	133,922,592.74	0.00
9Q-TD1 (F)	04-Feb-03	25-Aug-04	133,958,472.87	CAD	FWD	133,958,472.87	0.00
9Q-TD2 (F)	04-Feb-03	25-Aug-04	201,072,386.06	CAD	FWD	201,072,386.06	0.00
9R (F)	11-Feb-03	25-Aug-04	199,441,563.62	CAD	FWD	199,441,563.62	0.00
9S	01-Jun-95	01-Dec-05	200,000,000.00	CAD	8.2500	200,000,000.00	43,400,202.00
9W	11-Oct-96	11-Oct-06	250,000,000.00	CAD	7.2500	250,000,000.00	83,666,819.97
9Z	03-Oct-97	01-Jun-27	550,000,000.00	CAD	6.6000	550,000,000.00	37,296,998.93
A1	09-Feb-98	02-Jun-03	450,000,000.00	CAD	5.2500	450,000,000.00	61,502,230.66
A3 (E 63,915m)	23-Oct-98	01-Dec-03	250,000,000.00	CAD	5.1000	250,000,000.00	32,648,246.58
A3	15-Sep-00	01-Dec-03	50,000,000.00	CAD	5.1000	50,000,000.00	—
A4	20-Jan-99	01-Jun-09	500,000,000.00	CAD	5.4000	500,000,000.00	52,085,511.20
A5	07-Dec-99	01-Dec-04	300,000,000.00	CAD	6.2500	300,000,000.00	25,902,802.01
A6	10-Jan-00	29-Dec-05	250,000,000.00	CAD	6.2500	250,000,000.00	21,461,114.44
A7	15-Mar-00	01-Jun-05	300,000,000.00	CAD	6.4000	300,000,000.00	25,455,660.38
A8	26-Jun-00	01-Sep-10	300,000,000.00	CAD	6.4000	300,000,000.00	34,434,491.99
A8	01-Nov-00	01-Sep-10	300,000,000.00	CAD	6.4000	300,000,000.00	—
A9	19-Jan-01	15-Mar-06	350,000,000.00	CAD	5.5000	350,000,000.00	19,963,650.30
B1	12-Oct-01	01-Jun-11	300,000,000.00	CAD	6.2500	300,000,000.00	10,050,955.28
B1	14-May-01	01-Jun-11	350,000,000.00	CAD	6.2500	350,000,000.00	—

	Date	Maturity
Series	of Issue	Date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)

B2	12-Jun-01	01-Dec-31	300,000,000.00	CAD	6.6000	300,000,000.00	3,995,260.75
B3	21-May-02	20-Dec-07	100,000,000.00	CAD	5.2500	100,000,000.00	5,470,329.08
B3	22-Feb-02	20-Dec-07	200,000,000.00	CAD	5.2500	200,000,000.00	—
B4 (E)(F)	26-Feb-02	27-Feb-12	795,000,000.00	CAD	Floating	795,000,000.00	21,736,969.21

			8,132,086,741.28			8,132,086,741.28	872,227,762.04
Promissory Notes
P21	30-Oct-97	14-Mar-14	44,000,000.00	CAD	9.0000	44,000,000.00	—
P28 (E)	21-May-98	23-May-03	58,000,000.00	CAD	5.8500	58,000,000.00	—
P29 (E)	14-Aug-98	14-Aug-03	25,000,000.00	CAD	5.3500	25,000,000.00	—
P32 (E)	09-Nov-98	09-Nov-10	15,000,000.00	CAD	5.5000	15,000,000.00	—
P33 (E)	27-Apr-99	27-Apr-10	15,000,000.00	CAD	5.5000	15,000,000.00	—
P35 (E)	21-May-99	21-May-08	25,000,000.00	CAD	5.5800	25,000,000.00	—
P44 (F)	24-Feb-00	24-Feb-10	72,235,000.00	CAD	7.0650	72,235,000.00	—
P45	20-Apr-00	20-Apr-03	25,000,000.00	CAD	Floating	25,000,000.00	—
P46	03-Oct-00	03-Oct-03	110,000,000.00	CAD	Floating	110,000,000.00	—
P48 (E)	09-Feb-01	09-Feb-05	60,000,000.00	CAD	Floating	60,000,000.00	—
P49 (E)	16-Apr-01	16-Apr-08	40,000,000.00	CAD	Floating	40,000,000.00	—
P51	11-Jul-01	11-Jan-05	30,000,000.00	CAD	Floating	30,000,000.00	—
P53 (E)	15-Feb-02	15-Nov-13	30,000,000.00	CAD	Step-Up	30,000,000.00	—
P53 (E)	15-Nov-01	15-Nov-13	30,000,000.00	CAD	Step-Up	30,000,000.00	—
P54 (E)	29-Nov-01	29-Nov-13	30,000,000.00	CAD	Step-Up	30,000,000.00	—
P56 (E)(F)	28-Dec-01	28-Dec-07	56,120,000.00	CAD	Floating	56,120,000.00	—
P57 (E)	02-Jan-02	03-Jan-07	185,000,000.00	CAD	Floating	185,000,000.00	—
P58 (E)	15-Feb-02	15-Feb-05	65,000,000.00	CAD	Floating	65,000,000.00	—
P59	25-Feb-02	28-Feb-05	50,000,000.00	CAD	Floating	50,000,000.00	—
P60 (E)	12-Feb-02	12-Feb-07	100,000,000.00	CAD	Floating	100,000,000.00	—
P61 (E)	15-Apr-02	30-Apr-14	27,000,000.00	CAD	Step-Up	27,000,000.00	—
P62	15-May-02	16-May-05	75,000,000.00	CAD	Floating	75,000,000.00	—
P63 (E)	27-Jun-02	27-Jun-14	20,000,000.00	CAD	Step-Up	20,000,000.00	—
P64 (E)	28-Aug-02	09-Aug-14	25,000,000.00	CAD	Step-Up	25,000,000.00	—
P65	30-Sep-02	30-Sep-06	50,000,000.00	CAD	Floating	50,000,000.00	—
P66	18-Oct-02	16-Oct-06	50,000,000.00	CAD	Floating	50,000,000.00	—
P67 (E)	19-Dec-02	19-Dec-14	35,000,000.00	CAD	Step-Up	35,000,000.00	—
P68 (E)	23-Dec-02	25-Sep-06	125,000,000.00	CAD	Floating	125,000,000.00	—
P69	15-Jan-03	15-Jan-07	100,000,000.00	CAD	Floating	100,000,000.00	—
P70 (E)	23-Jan-03	23-Jan-15	20,000,000.00	CAD	Step-Up	20,000,000.00	—
P71	03-Feb-03	03-Feb-07	125,000,000.00	CAD	Floating	125,000,000.00	—
P72 (E)	17-Feb-03	17-Feb-15	30,000,000.00	CAD	Step-Up	30,000,000.00	—
P73	21-Feb-03	21-Feb-08	50,000,000.00	CAD	Floating	50,000,000.00	—
P74	25-Feb-03	03-Apr-07	100,000,000.00	CAD	Floating	100,000,000.00	—
			1,897,355,000.00			1,897,355,000.00	0.00
Payable in United States Dollars (D)
8C (E)(F)	30-Apr-01	30-Apr-04	38,260,961.15	USD	Floating	56,216,830.22	0.00
8P (E)(F)	18-Apr-01	19-Apr-04	98,736,000.00	USD	Floating	145,072,804.80	0.00
8V (F)	15-Mar-86	15-Mar-16	0.00	USD	8.8750	0.00	0.00
9B (F)	01-Feb-89	01-Feb-19	200,000,000.00	USD	9.5000	293,860,000.00	68,867,012.27
9C	01-Jul-89	01-Jul-19	200,000,000.00	USD	8.8750	293,860,000.00	63,597,529.53
9D	15-Nov-89	15-Nov-19	244,000,000.00	USD	8.2500	358,509,200.00	138,559,206.24
9E (F)	01-Mar-90	01-Mar-20	0.00	USD	9.2500	0.00	0.00
9J	01-May-91	01-May-21	300,000,000.00	USD	9.1250	440,790,000.00	69,438,349.95
9L	01-Apr-92	01-Apr-22	117,403,000.00	USD	8.7500	172,500,227.90	2,889,634.12
9M	30-Jul-92	30-Jul-22	300,000,000.00	USD	8.2500	440,790,000.00	57,408,230.67
9N	27-Jul-93	27-Jul-13	300,000,000.00	USD	7.2500	440,790,000.00	122,143,634.83
B4 (F)	26-Feb-02	27-Feb-12	0.00	USD	5.750	0.00	0.00

			1,798,399,961.15			2,642,389,062.92	522,903,597.61

	Date	Maturity
Series	of Issue	Date	Amount Outstanding		Rate	Canadian	Sinking Funds (C)

Payable in British Sterling
8C (F)	31-Oct-81	31-Oct-11	0.00	GBP	16.7500	0.00	29,276,611.16
8P (F)	18-Apr-84	18-Apr-19	0.00	GBP	11.7500	0.00	28,880,899.63

			0.00			0.00	58,157,510.79
Payable in Japanese Yen
9Q (F)	30-Aug-94	30-Aug-04	0.00	JPY	4.9000	0.00	113,829,440.33
9R (F)	25-Aug-94	25-Aug-14	0.00	JPY	5.5000	0.00	48,822,305.10

			0.00			0.00	162,651,745.43
Payable in Euros
P44 (F)	24-Feb-00	24-Feb-10	0.00	EUR	4.4750	0.00	0.00
P56 (F)	28-Dec-01	28-Dec-07	0.00	EUR	Floating	0.00	0.00

			0.00			0.00	0.00

Grand Total						13,751,182,804.20	2,042,735,618.25	(G)

(A)	Debentures held by the Canada Pension Plan Investment Fund are payable 20 years after their respective dates of issue, are not negotiable and not transferable or assignable, but are redeemable in whole or in part before maturity at the opinion of the Minister of Finance of Canada, on six months’ prior notice when he deems necessary in order to meet the requirements of the Canada Pension Plan.

(B)	Debenture issues to be retired through annual principle payments.

(C)	Sinking fund payments normally commence on the first anniversary date of the issue of the debenture, and are generally designed to retire debt over a 20 year period unless the term of the issue is longer. Sinking fund investments consist primarily of debentures of the Province of Nova Scotia and Government of Canada.

(D)	Debentures payable in U.S. currency, totalling U.S. $1,798,399,961.15, and related sinking funds of U.S. $355,886,202.69 are reflected at the rate of exchange in effect at March 31, 2003.

(E)	The Province has executed swap contracts to convert certain interest payments from a mixed to floating, or floating to fixed, or floating to floating basis for the fiscal year ended March 31, 2003.

(F)	The Province has executed currency swap contracts/forward agreements to convert this debt into Canadian or United States denominated debt. See “Payable in Canadian Dollars” and “Payable in United States Dollars” in the table above.

(G)	This amount does not include discretionary sinkinig fund and Public Debt Retirement Funds in the amount of $1,403.2 million, available to repay debt maturities at the discretion of the Minister of Finance.